Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GACW Incorporated
3100 West Ray Road, Suite 201
Chandler, Arizona 85226
https://www.globalaircylinderwheels.com/

Up to $2,691,581.35 in Common Stock at $3.95
Minimum Target Amount: $19,987.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: GACW Incorporated
Address: 3100 West Ray Road, Suite 201, Chandler, Arizona 85226
State of Incorporation: AZ
Date Incorporated: November 26, 2019

Terms:

Equity

Offering Minimum: $19,987.00 | 5,060 shares of Common Stock
Offering Maximum: $2,691,581.35 | 681,413 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.95
Minimum Investment Amount (per investor): $497.70

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. By executing the Subscription Agreement for this offering, Subscriber will irrevocably appoint the Chief Executive Officer of the Company, or such other officer or individual as may be designated from time to time by resolution of the Board of Directors (the "Proxy Holder"), acting at the direction of the Board of Directors, as Subscriber's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all shares of the Company's securities acquired by Subscriber pursuant to the Subscription Agreement (the "Proxy Shares"). The Proxy Holder is authorized to vote the Proxy Shares at any annual or special meeting of shareholders of the Company, and in any action by written consent of shareholders, on all matters submitted to a vote of shareholders, including, without limitation, the election or removal of directors, the approval of mergers, acquisitions, recapitalizations, reorganizations, or other fundamental corporate transactions, amendments to the Articles of Incorporation or Bylaws of the Company, and any other matter requiring or permitted to be submitted to a vote of the shareholders under applicable law. See Subscription Agreement for complete details.

Investment Incentives & Bonuses*

TTW Reservations Page Bonus:

Previous reservation holders are eligible for 10% additional bonus shares.

Loyalty Bonus | 10% Bonus Shares: If you are an existing StartEngine campaign follower of or a prior investor in GACW or on our mailing list, you are eligible for 10% additional bonus shares.

Time-Based Perks

Time Tier 1: Invest $1,000+ within the first two weeks and receive 8% bonus shares.

Time Tier 2: Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Time Tier 3: Invest $5,000+ within the first two weeks and receive 12% bonus shares.

Time Tier 4: Invest $10,000+ within the first two weeks and receive 14% bonus shares.

Time Tier 5: Invest $25,000+ within the first two weeks and receive 17% bonus shares.

Time Tier 6: Invest $50,000+ within the first two weeks and receive 20% bonus shares.

Flash Perk 1: Invest $2,500+ between the 40th - 46th day and receive 8% bonus shares.

Flash Perk 2: Invest $5,000+ between the 40th - 46th day and receive 10% bonus shares.

Flash Perk 3: Invest $10,000+ between the 40th - 46th day and receive 12% bonus shares.

Flash Perk 4: Invest $2,500+ between the 60th - 66th day and receive 8% bonus shares.

Flash Perk 5: Invest $5,000+ between the 60th - 66th day and receive 10% bonus shares.

Flash Perk 6: Invest $10,000+ between the 60th - 66th day and receive 12% bonus shares.

Volume-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares.

Tier 2 Perk: Invest $2,500+ and receive 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 7% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 9% bonus shares.

Tier 5 Perk: Invest $25,000+ and receive a 3D print of the GACW wheel + 12% bonus shares.

Tier 6 Perk: Invest $50,000+ and receive a 3D print of the GACW wheel + an invite to a virtual Q&A webinar with the founders OR an in person dinner with the founders* + 15% bonus shares.

*Flights and accommodations not included

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

GACW Incorporated will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $395.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

GACW Incorporated is a private "C" corporation organized in Arizona that has completed successful field tests validating commercial performance of its patented non-pneumatic wheel assembly called the Air Suspension Wheel (ASW) and is now transitioning from research and development to initial commercial production and sales. The patented technology replaces the traditional rubber tire, rim and chains used on large Off-The-Road (OTR) mining trucks. GACW employs one (1) person and utilizes the services of third-party contractors. Commercial activity for mining applications, including third party fabrication contracting and sales through distributors located around the world, is conducted through the Company's Australian operating subsidiary, GACWheels Mining Pty Ltd. GACW owns 96% of its Canadian subsidiary, Canadian Air Cylinder Wheels, with the remaining 4% owned by Ross Wert. The ASW solves a myriad of problems inherent with rubber tires: overheating, explosions, rapid wear and tear, excessive maintenance costs, and environmental disasters. Other verticals are being pursued as well, including military and commercial trucking.
The Company initially formed as 2017, LLC in Arizona on April 2, 2004, and reorganized as GACW Incorporated on November 26, 2019. To facilitate investment, in 2019 the Company changed the corporate structure from a limited liability company to a "C" corporation and changed its name from 2017 LLC dba Global Air Cylinder Wheels to GACW Incorporated dba Global Air Cylinder Wheels Inc. To date, the Company has received in excess of $3 million in proceeds from orders for the construction and delivery of wheel prototypes.
The Company has assembled a patent portfolio of eighteen (18) issued patents related to Wheel Assembly or Tread Assembly for a Wheel: 9,399,370; 10,987,969; 10,987,970; 10,987,971; 11,173,744; 11,279,170; 11,135,871; 11,325,417; 11,458,759; 11,458,760; 11,544,606; 11,565,552; 11,590,795; 11,801,711; 12,145,405; 12,251,964; 12,344,033; and D960,084. The Company also has 76 international patent applications in process, particularly in industrialized nations and major mining countries.
Corporate Structure
In April 2026, the Company implemented a corporate and intellectual property reorganization that established a three-tier

corporate and licensing structure consisting of:
GACW Incorporated, an Arizona "C" corporation, which serves as the parent entity of the group;
GACW IP Holdings LLC, a Wyoming single-member limited liability company wholly owned by GACW Incorporated, which holds the Company's patent portfolio and other intellectual property relating to the Air Suspension Wheel technology;
GACWheels Mining Pty Ltd, an Australian proprietary company limited by shares (ACN 695 946 368), registered in Queensland on April 30, 2026, which serves as the operating subsidiary for mining-related commercial activity globally, with its registered office located at 20 Creek Crs, Beerwah QLD 4519 Australia; and
Distributors, which are appointed by GACWheels Mining Pty Ltd on a non-exclusive basis in defined sub-territories within the Australian-licensed territory to facilitate sales and after-sales support for mining customers.
Under this structure, GACW IP Holdings LLC owns the patent portfolio and other intellectual property and grants an exclusive worldwide license back to GACW Incorporated. GACW Incorporated, in turn, grants a sublicense to GACWheels Mining Pty Ltd covering global mining applications with no sales into China, and GACWheels Mining Pty Ltd may enter into non-exclusive distributor agreements with appointed distributors in their respective sub-territories. A pre-existing exclusive license previously granted to Qingdao Xinghua (QXH) for OTR mining applications in China has been preserved and is carved out from the new licensing structure between GACW Inc. and GACWheels Mining Pty Ltd.
The reorganization was implemented for three principal reasons. First, separating ownership of the intellectual property into a dedicated holding company provides asset-protection benefits and isolates the patent portfolio from operating risks and liabilities of the commercial entities. Second, the multi-tier licensing structure provides flexibility to license different applications of the Air Suspension Wheel technology to different entities or partners under terms tailored to each application, while preserving the integrity of the overall portfolio. Third, the structure provides flexibility to license different geographic territories on terms tailored to local market conditions, regulatory environments, and partner relationships, while maintaining centralized ownership and control of the underlying intellectual property at the holding company level.
Canadian Air Cylinder Wheels, the Company's 96%-owned Canadian subsidiary, continues to operate as part of the corporate group and supports Canadian manufacturing relationships. Canadian Air Cylinder Wheels is not a sublicensee of the Air Suspension Wheel intellectual property under the new structure but provides ancillary services in support of the broader group operations.
Products and Technology
GACW is currently focused on one product: the Air Suspension Wheel (ASW). The ASW is a cost-saving, eco-friendly technology designed to replace the pollutive rubber tire for Off-The-Road mining vehicles.
The Air Suspension Wheel
We believe that the Air Suspension Wheel technology represents a significant departure from conventional rubber tire technology for heavy mining equipment. The ASW is a unique mechanical steel wheel that replaces a vehicle's rim, rubber tire, and chain. It combines an inner steel hub with an outer steel drum, which are connected by twelve nitrogen-filled cylinders and six oil dampers, providing suspension. The outer drum can be fitted with bolt-on customized polyurethane, steel, or biodegradable treads, which can be individually replaced without removing the wheel.
The ASW is engineered to replicate the tire size, load-bearing capacity (or more if desired), and deflection. The ASW's overall weight is within vehicle manufacturer's guidelines. The technology is available for mining tire sizes R49 to R63, replacing rim, tire, and chain for dump trucks and loaders. ASWs can be completely customized based on the client's specific requirements.
We believe that the ASW's capabilities may make mining operations more efficient, safer, and environmentally sustainable. However, achieving widespread commercial adoption will require continued development, capital, and expertise. There can be no assurance that the Company will achieve widespread commercial adoption of the ASW technology.
Key Technology Features
The Company believes that the five most significant features of the ASW technology are listed below. Some of these capabilities are still being refined, and there can be no assurance that they will perform as expected under all commercial conditions.

●Structural Integrity. The inner wheel and outer tire structures are made from high-performance ductile steel which have been welded and bolted together to withstand extreme conditions. The nitrogen cylinders interconnecting the rim and drum have bidirectional movement with a rated pressure of 2,500 PSI and a burst pressure of 10,000 PSI. The cylinders are hermetically sealed against mud, dust, rocks, and water, with internal lubrication and high-performance elastomeric seals.

●Safety Benefits. The ASW cannot explode or overheat, making it potentially safer for workers and eliminating downtime due to tire failure. Rubber OTR tires are a safety hazard because they can explode or catch fire. The ASW eliminates sidewall cuts, fires, overheating, blowouts, and lateral sway risks. We believe the ASW may be the safest wheel available for the mining industry, although independent safety certifications have not yet been obtained.

●Cost Efficiency. The ASW is designed to last as long as the vehicle itself, whereas rubber OTR mining tires typically must be replaced every six to nine months. Amortized over ten years, we believe the Air Suspension Wheel may reduce the cost per hour by up to 60%. Maintenance costs include cylinder servicing and tread replacements. The bolt-on polyurethane treaded shoes are individually mounted and are designed to be easily replaced during a fuel stop. There can be no assurance

that actual cost savings will match projected estimates.

●Performance Advantages. ASWs can be designed to handle higher payload capacities than rubber tires. They have better traction and reduced skidding risk, with high lateral stability and only marginal deformation. ASWs are designed to cope with more lateral side load, making them potentially more stable (less risk of truck tilting) and safer than rubber tires in sharp corners. When braking, energy is stored in the cylinders and is returned into kinetic energy when starting to roll again. Because of the reduced rolling resistance, the Air Suspension Wheel may reduce energy consumption, resulting in less fuel burn and emissions or a potential extension of battery range for electric vehicles.

●Environmental Benefits. Rubber tires are a significant source of pollution. According to National Geographic, rubber tire microparticles account for as much as 28% of overall microplastic waste in the world's oceans. Six million tonnes of rubber tire wear particles are released into the environment globally each year. The ASW does not produce rubber dust particles. The treaded shoes on the outside of the ASW can be fitted with biodegradable materials. ASWs are designed to last as long as the vehicle itself and are 100% recyclable after their useful life. Additionally, ASWs may help reduce CO_2 and NO_x emissions because of potential fuel savings due to reduced rolling resistance.

Treads and Customization

The solid treaded shoes are designed to last three to five times longer than OTR tires. They do not overheat and there is little deformation, with little sensitivity to uneven tread wear. The ASWs can be outfitted with polyurethane treaded shoes with a hardness range from Duro A55 to D85. Fire retardant treaded shoes are also available. Tread hardness and material can be customized based on specific operational requirements.

Technology Readiness

Since 2016, the ASW has undergone multiple rounds of field testing at mining sites of different mining companies in South Africa, the USA, Australia, and Chile, with progressively positive results. The data obtained during the tests show better performance, improved safety, and expected lower operating costs. In our opinion, field testing has brought the ASW to Technology Readiness Level (TRL) 9, a NASA-developed measurement of technology maturity. TRL 9 is a commercially ready product. Also, during the process of obtaining investment capital, the ASW technology has been verified by various independent engineers. In spite of our opinion that the ASW has achieved TRL 9, there can be no assurance that commercial performance of the ASW will match testing results.

Other Applications

The ASW can potentially be used on all vehicles with a wheel including: wheelchairs, bicycles, cars, buses, trucks, construction equipment, agricultural vehicles, and Off-The-Road (OTR) mining vehicles. The ASW is currently only being commercialized in the mining industry because the need for a safe non-pneumatic wheel is greatest there. Under the licensing structure established by the April 2026 reorganization, commercialization of the ASW in mining applications flows through GACWheels Mining Pty Ltd. as sublicensee, while opportunities in other industries, (such as military, commercial trucking and construction equipment), remain available for separate commercialization arrangements through GACW Incorporated as the exclusive licensee from GACW IP Holdings LLC. The Company has begun to explore expansion into other industries as well. There can be no assurance that the ASW technology will be successfully adapted for applications outside the mining industry, or that such adaptations will be commercially viable.

Competitors and Industry

The overall global tire market was estimated to be worth approximately $504 billion in 2022 and is projected to reach $928 billion by 2033 with projected CAGR of 6.3% between 2023-2033 (source: https://www.futuremarketinsights.com/reports/automotive-tires-market). The non-pneumatic wheel industry is broken down into various categories: (1) small wheels for gardening, wheelbarrows, golf carts; (2) mid-size wheels for cars, ATVs; (3) large wheels for tractors and construction equipment; and (4) extra-large wheel market, or Off-The-Road (OTR), for mining trucks.

Key Trends in the OTR Market

●Construction and Mining. The construction and mining industries are the largest consumers of OTR tires, driven by infrastructure projects and mining activities globally.

●Agriculture. The agricultural sector significantly contributes to the demand for OTR tires, with the need for durable tires for tractors and other farming equipment.

●Technological Advancements. Innovations in tire technology, such as the development of green tires and increased use of radial tires for better fuel efficiency, safety, and performance, are driving the market.

●Regulatory Compliance and Sustainability. There is a growing emphasis on environmental regulations and the need for sustainable tire disposal and recycling practices.

●Geographical Demand. Asia-Pacific is a leading region due to rapid industrialization, urbanization, and substantial infrastructure development in countries like China and India.

How GACW Hopes to Become a Supplier in the OTR Market

●Innovative Technology. GACW's Air Suspension Wheels offer a significant technological advantage over traditional OTR tires. By emphasizing the safety, performance, and environmental benefits of its airless mechanical wheels, GACW seeks to differentiate itself in the market.

- Target Key Sectors. Focusing on key sectors such as mining, construction and military applications where the demand for durable and high-performance tires is greatest.
- Sustainability Initiatives. Emphasizing the eco-friendly aspects of GACW's products, such as recyclability and reduced emissions, aligns with the growing trend towards sustainability in the industry.
- Strategic Partnerships and Alliances. Forming partnerships with major equipment manufacturers and expanding distribution networks will help GACW increase market penetration.
- Research & Development Investment. Continuous investment in research and development to improve product offerings and staying ahead of technological advancements will be essential.
- Regulatory Compliance. Ensuring that all products meet the necessary safety and environmental regulations will build trust and loyalty among end users.

By leveraging these strategies, GACW hopes to position itself as a supplier in the growing OTR tire market, capitalizing on the industry's evolving needs and trends. There can be no assurance that these strategies will be successful or that GACW will achieve significant market penetration.

Competition

To our knowledge, GACW possesses the only viable non-pneumatic solution for extra-large OTR mining wheels available at this time (source: https://www.polarismarketresearch.com/industry-analysis/otr-tire-market). The mid-size and large markets are being pursued as well through collaboration agreements with large manufacturing partners. These markets have tremendous competition with solid tires and airless tires being innovated and produced by global tire companies. Other companies are investing in wheel technology, but none of these companies has developed an Air Suspension Wheel and none of these companies has developed a game-changing wheel technology for the mining industry. Here are some of the key competitors:

- Michelin Uptis. Michelin, in collaboration with General Motors, has developed the Uptis (Unique Puncture Proof Tire System) prototype. Uptis is designed for passenger vehicles, offering advantages like reduced risk of flats, maintenance-free operation, and environmental benefits by reducing raw material usage and waste. Michelin had targeted commercialization of Uptis by mid-2025 and has been testing it on vehicles such as the Chevrolet Bolt and potentially Tesla vehicles. Michelin's Uptis tire system does not compete with GACW's air suspension wheels in the OTR mining sector.

- Bridgestone. Bridgestone is also developing airless tire technology for passenger vehicles, focusing on sustainable materials and recyclability. Bridgestone's airless tire aims to eliminate the need for maintenance and address environmental concerns associated with traditional pneumatic tires.

- Goodyear. Goodyear has developed non-pneumatic tires for various applications, including autonomous delivery robots by Starship Technologies. These airless tires are designed to extend tire life and reduce maintenance. These tires do not compete with GACW's air suspension wheels in the OTR mining sector.

- The SMART Tire Company. This company, in partnership with NASA, is developing airless tires using shape memory alloys. Their METL bicycle tire, which won a CES innovation award, is one of their commercial products. They are working on bringing this technology to various vehicle types, including electric and autonomous vehicles. This technology does not compete with GACW in the OTR mining sector.

However, development by others may render our technology noncompetitive or obsolete. GACW believes that dominant players in the tire industry in general are the Company's biggest potential competitors due to their potential ability to possibly sway mining companies away from GACW's technology. There can be no assurance that larger, better-capitalized competitors will not develop competing technologies or that existing relationships between mining companies and traditional tire suppliers will not impede GACW's market entry.

Comparative Analysis

Innovation and Technology. GACW's airless mechanical wheel-within-a-wheel pneumatic suspension stands out in the heavy-duty vehicle sector, especially for mining applications. Michelin's Uptis and Bridgestone airless tires focus on passenger and commercial vehicles, emphasizing sustainability and reduced maintenance costs. Goodyear's non-pneumatic tires cater to autonomous robots rather than OTR applications.

Environmental Impact. Both Michelin and Bridgestone emphasize environmental benefits through reduced raw material usage and recyclability. GACW also highlights environmental benefits by eliminating rubber tire waste and reducing emissions, which are critical for mining operations.

Market Readiness. Michelin and Goodyear are in advanced stages of testing their airless tires with plans for market introduction. The SMART Tire Company is gearing up to launch its product soon. GACW has already tested its wheels in various countries, showing practical readiness for heavy-duty use in the mining sector.

These competitors showcase the diverse applications and advancements in airless tire technology, with each focusing on different market needs and environmental goals. GACW's specialization in the OTR and heavy-duty sector provides a unique position compared to other companies targeting passenger and commercial vehicles. GACW believes there is no other company that offers a solution like its Air Suspension Wheel for massive mining vehicles and

equipment.

Our Customers

The Company and its Australian operating subsidiary, GACWheels Mining Pty Ltd., market the Air Suspension Wheel to operators of large-scale mining operations globally, with initial focus on open-pit mines utilizing Off-The-Road haul trucks and loaders. Target customers include mining companies operating in North America, Australia, South America (particularly Chile), and Africa.

The Company and its Australian operating subsidiary are currently working through Risk Assessment protocols with two Fortune 500 mining companies. The trials include testing multiple wheel configurations in consideration of future commercial opportunities with these mining companies. The Company plans to derive commercial revenue from direct sales, annual maintenance agreements, and licensing arrangements with distributors located in major mining regions.

The Company and its Australian operating subsidiary are currently in the early revenue stage of development. There can be no assurance that the Company's relationships with current and prospective customers will result in revenue to the Company, or that projected revenue estimates will be achieved.

Our Partners

GACW has established manufacturing partnership relationships with several companies to support the fabrication and assembly of the Air Suspension Wheel. These partnerships provide GACW access to specialized manufacturing capabilities for steel fabrication, nitrogen cylinder production, and tread manufacturing. The Company relies on over 200 years of combined engineering experience through its network of partners and advisors.

Following the April 2026 reorganization, distribution arrangements for mining applications are entered into through GACWheels Mining Pty Ltd, the Company's Australian operating subsidiary. GACWheels Mining Pty Ltd intends to develop distribution partnerships in major mining regions including Australia, North America, South America, and Africa. There can be no assurance that GACWheels Mining Pty Ltd will be successful in establishing distribution partnerships or that such partnerships will result in significant sales.

Current Stage and Roadmap

From the initial concept in 2011, the Air Suspension Wheel technology has been designed, engineered, manufactured, and field tested. Since 2015, eight field tests at mine sites have been conducted with data procurement to enhance structural components and tread composition. Based on the most recent field test from December 2025, the Company intends to commence commercial production and sales of the ASW through its Australian operating subsidiary, GACWheels Mining Pty Ltd.

From January 1, 2025, to December 31, 2025, the Company (a) hired a Chief Financial Officer, (b) delivered truck wheels to a mine site in Minnesota to conduct additional testing to establish a minimum viable product (MVP), (c) installed the wheels on a CAT 793 mining truck and validated the commercial performance of the ASW, and (d) formally commenced commercialization, manufacturing, sale and distribution operations. These activities were undertaken by the Company prior to the April 2026 reorganization.

Following the April 2026 reorganization, the Company's plans for the remainder of 2026, solely through GACWheels Mining Pty Ltd. for mining applications, and with GACW incorporated providing parent level coordination, include (a) analyzing data from the CAT 793 wheel installation, (b) wheel size design for the CAT 994 loader, (c) engaging multiple mining companies in purchase order negotiations, (d) negotiating licenses for after sale service contracts, and (e) operating an office in Brisbane, Australia, through GACWheels Mining Pty Ltd.. There can be no assurance that these plans will be achieved on schedule or at all.

Commercial Scale Up and Fabrication

Following the April 2026 reorganization, commercial scale up and fabrication activities for mining applications are conducted through GACWheels Mining Pty Ltd, the Company's Australian operating subsidiary. GACW Incorporated, as parent, retains strategic oversight and continues to hold the exclusive worldwide license from GACW IP Holdings LLC under which GACWheels Mining Pty Ltd operates as sublicensee for mining applications within its licensed territory.

GACWheels Mining Pty Ltd. has developed a Commercial Scale Up and Manufacturing Strategy for 2026, built around the Air Suspension Wheel commercialization path, mining market entry, and the operating footprint established to date. The plan is grounded on the Company's technology, patent portfolio (held by GACW IP Holdings LLC and licensed through the structure described above), trials, anticipated orders, and Australian operations and logistics base.

2026 Objectives:

- Transition from pilot/low-rate builds to repeatable series production with quality management system maturity suitable for Tier 1 mining customers.

● Deliver first multi-site customer deployments in Australia, North America and one additional region (Chile or Indonesia), achieving in-field runtime KPIs that unlock broader orders.

● Establish a customer service, technical training and R&D test center of excellence at the Australian operations base of GACWheels Mining Pty Ltd. to support service and delivery teams and provide comprehensive training and technical support to all end users.

● Establish a multi-continent supply chain for core steel components and tread systems, with costed bill of materials and lead time control of less than 12 weeks for R49-R63 variants.

● Reach a monthly throughput enabling approximately 40-60 wheel equivalents per month by year end (sized to fulfill a couple of loader sets and a partial haul truck set per month), with capacity proofs and a playbook to triple production in 2027.

There can be no assurance that GACWheels Mining Pty Ltd. or the Company will achieve these manufacturing and production objectives, or that customer demand will materialize as anticipated.

Regulation

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business. The regulatory landscape for mining equipment varies by jurisdiction and includes safety, environmental, and operational requirements.

In the United States, the Mine Safety and Health Administration (MSHA) enforces regulations under Title 30 of the Code of Federal Regulations (30 CFR), which govern the design, use, and maintenance of mining machinery at both surface and underground mining sites. MSHA regulations require that equipment be maintained in safe and functional condition, with mandatory pre-operational inspections before machinery is used. The Company believes that the ASW's elimination of blowout and fire risks may align favorably with MSHA's safety objectives, although no formal MSHA approval or certification process exists specifically for wheel assemblies.

Australian Regulatory Environment

Mining operations in Australia are regulated at the state and territory level rather than under a centralized federal mining equipment approval regime. Each state and territory administers its own Work Health and Safety (WHS) legislation, which governs duties owed by persons conducting a business or undertaking, manufacturers, suppliers, importers, and operators of plant and equipment used in mining operations. The primary mining states in which GACWheels Mining Pty Ltd anticipates that its customers will deploy the ASW are New South Wales (regulated by NSW Resources Regulator under the Work Health and Safety (Mines and Petroleum Sites) Act 2013 (NSW)), Queensland (regulated by Resources Safety and Health Queensland under the Coal Mining Safety and Health Act 1999 (Qld) and the Mining and Quarrying Safety and Health Act 1999 (Qld)), and Western Australia (regulated by the Department of Energy, Mines, Industry Regulation and Safety under the Work Health and Safety Act 2020 (WA) and the Work Health and Safety (Mines) Regulations 2022 (WA)).

Because there is no centralized federal mining equipment approval regime in Australia, deployment of the ASW at any particular mine site requires compliance with the WHS framework applicable in the relevant state or territory and with the site-specific safety case, risk management plan, and operator policies adopted by the mining customer. There is no single national certification that, once obtained, permits use of the ASW across all Australian mining operations.

As an Australian proprietary company limited by shares, GACWheels Mining Pty Ltd is subject to the Corporations Act 2001 (Cth), which governs matters including corporate formation, directors' duties, financial reporting, solvency, related party transactions, and the maintenance of an Australian resident director and registered office. Compliance with the Corporations Act 2001 (Cth) is overseen by the Australian Securities and Investments Commission (ASIC).

Many Australian mining companies adopt internationally recognized standards as part of their operational compliance frameworks, including ISO 45001 (Occupational Health and Safety Management Systems) and ISO 14001 (Environmental Management Systems). GACWheels Mining Pty Ltd intends to work with its mining customers to ensure that ASW installations are consistent with the standards adopted by those customers.

Other Jurisdictions

In Chile, mining operations are regulated by the Servicio Nacional de Geologia y Mineria (SERNAGEOMIN) and must comply with national mining safety regulations. In other jurisdictions where mining customers may deploy the ASW, deployment will be subject to local regulatory frameworks governing equipment safety, Environmental Protection, and mine operations.

The Company and GACWheels Mining Pty Ltd. intend to work with its mining company customers and regulatory bodies to ensure that ASW installations comply with applicable site-specific and jurisdictional requirements. As the ASW represents a novel technology, certain regulatory bodies may require additional documentation, testing, or certifications before permitting widespread use. There can be no assurance that the Company will obtain all necessary regulatory approvals or

that future regulatory changes will not adversely affect the Company's business.

Intellectual Property

Following the April 2026 reorganization, the patent portfolio and other intellectual property relating to the Air Suspension Wheel technology are owned by GACW IP Holdings LLC, a Wyoming single-member limited liability company wholly owned by GACW Incorporated. The intellectual property is exclusively licensed by GACW IP Holdings LLC to GACW Incorporated on a worldwide basis pursuant to an exclusive intellectual property license agreement entered into in connection with the reorganization. GACW Incorporated, in turn, has sublicensed mining application rights within the Australian-licensed territory to GACWheels Mining Pty Ltd, which is authorized to enter into non-exclusive sub-sublicenses with appointed distributors in their respective sub-territories.

The QXH License predates the April 2026 reorganization and remains in effect in accordance with its terms. By notice to QXH, GACW Incorporated has advised QXH that, effective April 10, 2026, it assigned its right, title, and interest in the licensed patents and assigned its rights and delegated its obligations under the QXH License to GACW IP Holdings LLC, which now holds the licensor's position under the QXH License, and that this change in the licensor entity does not affect QXH's rights under the QXH License, which continue in accordance with its terms.

The technology behind the ASW is protected through the patent portfolio held by GACW IP Holdings LLC, which consists of 18 issued patents and 76 international patent applications in process. These applications are particularly made in industrialized nations and major mining countries. The patent portfolio relates to both the wheel assembly structure and the tread assembly systems that are core to the ASW technology.

We believe it is important to the success of the company and its subsidiaries that GACW IP Holdings LLC and the Company to obtain and maintain patents and other legal protections covering our proprietary technology, inventions, applications of such, and improvements considered important to the business; prosecute the patent and trademark applications and enforce intellectual property rights; preserve the confidentiality of trade secrets; and operate without infringing the patents, trademarks or proprietary rights of third parties.

GACW IP Holdings LLC and the Company have sought, and intend to continue to seek, appropriate patent protection for the ASW technology, as well as other proprietary technologies and their uses, by filing additional patent applications in the United States and selected other countries. There can be no assurance that patent applications will result in issued patents, that issued patents will provide meaningful protection against competitors, or that third parties will not challenge the validity of the patents.

Warranty

Following the April 2026 reorganization, warranties on Air Suspension Wheel sales for mining applications are issued by GACWheels Mining Pty Ltd., the Company's global operating subsidiary, as the commercial seller. The Company and GACWheels Mining Pty Ltd. offer the following warranty on the Air Suspension Wheel: One (1) year standard manufacturer's warranty. The warranty covers manufacturing defects. Warranty claims are processed through GACWheels Mining Pty Ltd. and its distribution network. Once deliveries of the ASW occur, GACWheels Mining Pty Ltd. will establish a reserve for estimated warranty costs in an amount equal to five percent (5%) of the gross sales price. The warranty reserve will be reflected in the consolidated financial results of the Company. There can be no assurance that actual warranty claims will not exceed the warranty reserves or that warranty obligations will not have a material adverse effect on the Company's financial condition.

Employees

As of September 10, 2026, we have one (1) full-time employee and five (5) contractors. The Company's executive team includes a Chief Executive Officer, Chief Technology Officer, and Chief Operating Officer. The Chief Financial Officer position is currently vacant, as described under "Directors, Executive Officers and Significant Employees." The Company intends to expand its workforce as commercial operations scale, including hiring additional engineering, manufacturing, sales, and customer support personnel.

GACWheels Mining Pty Ltd, the Company's Australian operating subsidiary, serves as the operating entity for mining applications and has four (4) full-time employees and one (1) contractor based in Australia as of September 10, 2026. The Australian workforce supports commercial operations, customer service, technical training, engineering, and the planned R&D test center of excellence located at the Australian operations base. GACWheels Mining Pty Ltd intends to expand its workforce as commercial operations scale.

The Team

Officers and Directors

Name: Dr. Zoltan Kemeny

Dr. Zoltan Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Director and Treasurer
  Dates of Service: April, 2004 - Present
  Responsibilities: Founder of the Company and inventor of the Air Suspension Wheel technology; responsible for engineering and overall technical direction.

- Position: Director
  Dates of Service: November, 2019 - Present
  Responsibilities: Serves as a member of the Board of Directors.

Name: Harmen van Kamp

Harmen van Kamp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Principal Accounting Officer
  Dates of Service: May, 2016 - Present
  Responsibilities: Responsible for oversight of the general operations of the Company, and handling the Chief Financial Officer function on an interim basis. Also serves as a director of the Company's Australian subsidiary, GACWheels Mining Pty Ltd.

- Position: Director
  Dates of Service: April, 2021 - Present
  Responsibilities: Serves as a member of the Board of Directors.

Name: Rodrigo Pinheiro

Rodrigo Pinheiro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: July, 2024 - Present
  Responsibilities: Responsible for technical oversight and product development; also serves as a director of GACWheels Mining Pty Ltd.

Other business experience in the past three years:

- Employer: Click Bond
  Title: Vice President of Engineering
  Dates of Service: October, 2018 - June, 2023
  Responsibilities: Led engineering functions prior to joining the Company.

Name: Darryl Crowder

Darryl Crowder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Director
  Dates of Service: July, 2024 - Present
  Responsibilities: Responsible for overseeing the operations of the Company; also serves as a director and as the Australian Resident Director of GACWheels Mining Pty Ltd.

- Position: Director
  Dates of Service: September, 2026 - Present
  Responsibilities: Serves as a member of the Board of Directors.

Other business experience in the past three years:

- Employer: Brownfield Engineering
  Title: General Manager

Dates of Service: July, 2011 - July, 2022
Responsibilities: Senior management in heavy engineering, maintenance, manufacturing, and mining services.

Name: Jan Lorant

Jan Lorant's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board of Directors, Secretary
  Dates of Service: January, 2022 - Present
  Responsibilities: Serves as Chairman and advisor on business strategy and policy.

Other business experience in the past three years:

- Employer: Gabor Lorant Architects Inc.
  Title: Owner and Principal
  Dates of Service: March, 1987 - Present
  Responsibilities: President and lead designer providing architectural and engineering services.

Other business experience in the past three years:

- Employer: Lorant Group Inc.
  Title: President
  Dates of Service: January, 1990 - Present
  Responsibilities: Manages operations and the design and marketing of products for a research and development company.

Name: Mark Keenan

Mark Keenan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2020 - Present
  Responsibilities: Serves as a member of the Board of Directors.

Other business experience in the past three years:

- Employer: KHS&S
  Title: Co-founder and Chairman Emeritus
  Dates of Service: December, 1984 - December, 2023
  Responsibilities: Co-founded and served as Chairman Emeritus of a design-assist building company; retired since December 2023.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall

not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

Our auditor has included a "going concern" note in the audited financial statements
The Company's independent auditor has expressed substantial doubt about the Company's ability to continue as a going concern. The Company has incurred recurring losses from operations and had an accumulated deficit of $16,896,104 and $13,086,837 as of December 31, 2025 and 2024, respectively, and a total stockholders' deficit of $2,350,401 as of December 31, 2025. The Company does not currently have enough cash on hand to fund operations for the next twelve months without raising additional capital. If the Company is unable to raise additional capital, it may be required to curtail or discontinue operations, in which case investors could lose their entire investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $2,691,581.35 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

There are risks associated with moving from a prototype to full-scale commercial production
Although the Company reports that field testing has met its performance targets, it has not produced the Air Suspension Wheel in commercial volumes. Following the April 2026 reorganization, full-scale commercial production for mining applications is conducted through the Company's wholly owned Australian operating subsidiary, GACWheels Mining Pty Ltd, which contracts third-party fabrication and operates the global distribution network. Scaling from pilot builds to serial manufacturing may reveal design-for-manufacture issues, quality-control problems, or unanticipated cost overruns. Any delay or cost increase could adversely affect the Company's timetable, margins, and need for additional capital.

We expect to depend on a small number of large mining customers, and trials may not convert to sales
The Company markets to a relatively small number of large mining operators and reports that it is working through risk-assessment protocols with two mining companies. Sales cycles in the mining industry are long, and there can be no assurance that trials or risk assessments will result in purchase orders or that any customer relationship will generate revenue. The loss of, or failure to secure, a significant customer could materially affect the Company.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Our technology is novel and may not obtain the regulatory acceptance or certifications customers require
The Air Suspension Wheel represents a novel technology, and mining customers and regulators may require additional documentation, testing, or certifications before permitting its use. In the United States, mining equipment is subject to Mine Safety and Health Administration regulations, and in Australia deployment is subject to state and territory Work Health and Safety frameworks and site-specific safety cases; there is no single national certification that permits use across all operations. There can be no assurance that the Company will obtain all necessary approvals or that regulatory changes will not adversely affect its business.

Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our insiders control the Company and will continue to do so after this offering
The Company's President, Chief Executive Officer, Chairman, and initial investor beneficially own, in the aggregate, approximately 91% of the outstanding Preferred Stock and approximately 50% of the outstanding Common Stock. Because Preferred Stock carries 1.25 votes per share and Common Stock carries one vote per share, these holders control the outcome of most matters submitted to stockholders, including the election of directors and any sale or merger of the Company. This concentration of ownership, together with the voting proxy granted by investors in this offering, means that investors will have very limited ability to influence corporate decisions.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and

investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
GACW Incorporated was formed on November 26, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GACW Incorporated has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We conduct operations internationally and through foreign subsidiaries
Following the April 2026 reorganization, mining commercialization is conducted through GACWheels Mining Pty Ltd, an Australian subsidiary subject to the Australian Corporations Act 2001 (Cth) and Australian regulatory oversight, and the Company owns a Canadian subsidiary. International operations expose the Company to additional legal, tax, regulatory, compliance, and operational risks, and to the requirement to maintain an Australian resident director and registered office.

We are exposed to foreign currency exchange risk
The Company's reporting currency is the U.S. dollar. Following the April 2026 reorganization, the Company has added exposure to the Australian dollar, and it has existing supply-chain and operating exposures to the Chinese yuan, the Canadian dollar, the euro, and the South African rand. Currency fluctuations may adversely affect the Company's financial position and operating results, and the Company does not currently hedge these exposures.

A pre-existing China license is carved out of our licensing structure
An exclusive license previously granted to Qingdao Xinghua (QXH) for OTR mining applications in China predates the April 2026 reorganization and has been preserved and carved out from the Company's new licensing structure. This limits the Company's ability to address the China market directly for mining applications and depends on the continued performance of the QXH arrangement.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. Following the April 2026 reorganization, the patent portfolio and other intellectual property relating to the Air Suspension Wheel are owned by GACW IP Holdings LLC, a Wyoming single-member limited liability company wholly owned by the Company, and are exclusively licensed to the Company. The Company's competitive position depends on the ability of GACW IP Holdings LLC to obtain and maintain patent and other protection and on the continued effectiveness of the license to the Company. Due to the value of the intellectual property, competitors may misappropriate or violate the rights held by GACW IP Holdings LLC, and enforcement may involve unforeseeable costs that could invade the capital of the Company.

Patent positions are uncertain and pending applications may not issue
Patent positions relating to the technology are highly uncertain and involve complex legal and factual questions. Issued patents may be challenged, narrowed, or invalidated, and the Company's pending applications may not result in issued patents or may issue with narrowed claims. The steps taken to protect proprietary rights may be inadequate to preclude misappropriation or infringement, both inside and outside the United States.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees, including our President and founder, our Chief Executive Officer, our Chief Technology Officer, and our Chief Operating Officer. As we grow, we will need to continue to attract and hire additional employees in various areas. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. The Company does not currently maintain "key person" insurance, and the Chief Financial Officer position is currently vacant. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment.

Our ability to sell our product is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including regulations related to the manufacturing, labeling, distribution, and sale of our products, and to mine-safety and workplace-safety regulations in the jurisdictions where our customers operate. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Non-compliance with applicable laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including manufacturers, shippers, accountants, lawyers, advertisers, and distributors. Our ability to maintain high-quality operations depends on these third parties, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third parties, may face challenges in finding suitable replacements, and the loss of key vendors or service providers could materially and adversely affect our business, and as a result your investment could be adversely impacted.

The Company is vulnerable to cyber-attacks
We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data and compromise the security and privacy of our investors. We may also be subject to cyber-attacks or other malicious activities that could result in theft, loss, or destruction of data, disruption of our operations, or damage to our reputation, and we may face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Holders of our Common Stock are structurally subordinated to the creditors of our operating subsidiaries.
In April 2026, the Company implemented a corporate and intellectual property reorganization that established a three-tier structure for the ownership, licensing, and commercialization of the Air Suspension Wheel technology. Substantially all of the Company's commercial mining activity is now conducted through GACWheels Mining Pty Ltd, the Company's wholly owned Australian operating subsidiary, and the Company's patent portfolio is held by GACW IP Holdings LLC, a Wyoming single-member limited liability company also wholly owned by the Company. As a result, holders of our Common Stock are structurally subordinated to the creditors of GACWheels Mining Pty Ltd, GACW IP Holdings LLC, and any other operating subsidiary the Company may form. In the event of an insolvency, liquidation, or reorganization of any such subsidiary, the creditors of that subsidiary, including trade creditors, lenders, taxing authorities, and tort claimants, will be entitled to be paid in full from the subsidiary's assets before any distribution is made to the Company as the parent entity. Holders of our Common Stock may receive nothing from the assets of a subsidiary even if the Company itself remains solvent. Structural subordination is inherent in a multi-entity corporate structure and cannot be eliminated by the Company.

Substantially all of our commercial activity flows through GACWheels Mining Pty Ltd, creating intercompany dependency.
Following the April 2026 reorganization, GACWheels Mining Pty Ltd is the operating entity for all of the Company's mining-related commercial activity, including fabrication contracting, customer relationships, distributor relationships, and revenue generation. The Company itself, as the parent entity, does not conduct material operating activity. The Company's financial performance, cash flow, and ability to service its obligations depend on the ability of GACWheels Mining Pty Ltd to operate successfully, generate revenue, and distribute funds to the Company through royalty payments, intercompany loans, dividends, or other means. Any disruption to GACWheels Mining Pty Ltd's operations, any restriction on its ability to distribute funds upstream, or any deterioration in its financial condition would have a direct and material adverse effect on the Company. Australian corporate law, Australian tax law, and the fiduciary duties of GACWheels Mining Pty Ltd's directors may limit the timing and amount of distributions to the Company.

The directors of our Australian subsidiary owe duties to the subsidiary, not to the Company or its stockholders.
Under the Australian Corporations Act 2001 (Cth) and Australian common law, the directors of GACWheels Mining Pty Ltd owe their fiduciary and statutory duties to GACWheels Mining Pty Ltd as a separate legal entity. Those duties are owed to the subsidiary and its creditors, not to the Company as the parent entity or to the Company's stockholders. In circumstances where the interests of GACWheels Mining Pty Ltd diverge from the interests of the Company, including in matters relating to the declaration of dividends, the entry into related-party transactions, the entry into intercompany financing arrangements, or the response to insolvency or near-insolvency, the directors of GACWheels Mining Pty Ltd may be required to act in the interests of the subsidiary even where doing so is adverse to the interests of the Company or its stockholders. The Company has established governance arrangements intended to coordinate the activities of the parent and the subsidiary, but those arrangements do not displace the statutory duties of the subsidiary's directors. Holders of our Common Stock have no direct rights against the directors of GACWheels Mining Pty Ltd.

Our intercompany licensing arrangements are subject to transfer pricing review under U.S. and Australian tax rules.
The royalty rate payable by the Company to GACW IP Holdings LLC under the Master License Agreement, and the royalty rate payable by GACWheels Mining Pty Ltd to the Company under the Sublicense Agreement, are intended to represent arm's length rates consistent with Section 482 of the United States Internal Revenue Code and Treasury Regulation Section 1.482-4, and with Subdivision 815-B of the Australian Income Tax Assessment Act 1997 and the OECD Transfer Pricing Guidelines as adopted by the Australian Taxation Office. The royalty rate has been established by the Board of Directors of the Company based on an internal transfer pricing memorandum prepared in support of the rate. Notwithstanding the Company's efforts to support an arm's length characterization of the intercompany economic terms, the United States Internal Revenue Service, the Australian Taxation Office, or other applicable taxing authorities are not bound by the Company's determination and may challenge the royalty rate, the underlying methodology, or the characterization of the intercompany arrangements. An adverse adjustment could result in the reallocation of income between jurisdictions, the imposition of additional tax, penalties, and interest, and the inability to claim treaty benefits with respect to royalty payments. Any such adjustment could have a material adverse effect on the Company's financial condition and results of operations.

Our intellectual property holding company structure is recently formed and has not been tested.
GACW IP Holdings LLC was formed in April 2026 to hold all of the Company's intellectual property relating to the Air Suspension Wheel technology, and the Company assigned its intellectual property to GACW IP Holdings LLC as a capital contribution. The structural separation between intellectual property ownership and operating activity is a recent development and has not been tested in any judicial or administrative proceeding. A future creditor of the Company, a bankruptcy trustee, or another adverse claimant could challenge the assignment of the intellectual property to GACW IP Holdings LLC as a fraudulent transfer, could seek to pierce the corporate veil between the Company and GACW IP Holdings LLC, or could otherwise seek to disregard the structural separation. The Company believes that the assignment was made for valid business purposes, was supported by appropriate corporate authorization, and was made at a time when the Company was solvent. However, there can be no assurance that a court would uphold the structural separation in all circumstances, and an adverse ruling on any such challenge could result in the intellectual property being treated as an asset of the Company available to satisfy creditor claims, which would defeat the structural protection that the

reorganization was intended to provide.

A pre-existing exclusive license to a Chinese counterparty survived the reorganization and could give rise to disputes.
Prior to the April 2026 reorganization, the Company granted an exclusive license to Qingdao Xinghua Intelligent Equipment Co., Ltd. ("QXH") under the Patent License and Know-How Transfer Agreement dated November 22, 2022, as supplemented, and as registered with the China National Intellectual Property Administration on February 14, 2023, covering certain Chinese patents within the off-the-road mining application field in the People's Republic of China (the "QXH License"). The QXH License was expressly acknowledged in the assignment of intellectual property to GACW IP Holdings LLC and in the Master License Agreement, and the parties to the reorganization agreements have treated the QXH License as a pre-existing encumbrance that survives the reorganization. The Company is in discussions with QXH regarding a non-disturbance agreement confirming the continuing effectiveness of the QXH License following the change of patent ownership, but no such agreement has been executed. If QXH were to challenge the assignment as a violation of the QXH License, or if QXH were to assert that the reorganization triggered termination or other rights under the QXH License, the Company could be required to defend the validity of the reorganization in the Chinese courts or in arbitration, with substantial associated cost and uncertainty. An adverse outcome could result in damages, the loss of license payments from QXH, or other consequences materially adverse to the Company.

Recordation of the intellectual property assignment with patent offices in multiple jurisdictions is incomplete.
The Intellectual Property Assignment Agreement obligates the Company to record the assignment of the patents and patent applications with the United States Patent and Trademark Office, IP Australia, the China National Intellectual Property Administration, and the patent offices of other applicable foreign jurisdictions. Recordation in each of these jurisdictions remains in process as of the date of this Offering Circular. Until recordation is complete in each jurisdiction, GACW IP Holdings LLC's title to the patents in that jurisdiction may not be perfected against third parties under the recording statutes and local laws of that jurisdiction. A bona fide purchaser or licensee without notice of the assignment could potentially defeat GACW IP Holdings LLC's title in a non-recorded jurisdiction, and enforcement of the patents against infringers in such a jurisdiction could be delayed or prejudiced until recordation is complete. The Company is taking steps to complete recordation in all applicable jurisdictions, but there can be no assurance as to the timing of completion or that recordation will be accepted by each applicable patent office without further action.

The value of the intellectual property contributed to GACW IP Holdings LLC was determined by the Board of Directors based on an internal valuation memorandum rather than an independent third-party appraisal.
The agreed fair market value of the intellectual property contributed to GACW IP Holdings LLC as a capital contribution was determined by the Board of Directors of the Company based on an internal valuation memorandum prepared in support of the value. The internal memorandum applied a cost approach, a market approach, and an income approach to the valuation of the patents, trademarks, and trade secrets included in the contributed intellectual property, and incorporated a third-party patent valuation report. The Company did not obtain an independent third-party appraisal of the contributed intellectual property. Investors should be aware that the agreed value reflects the determination of the Board based on the methodology described in the internal memorandum, and that a different valuation methodology, a different valuator, or a different set of assumptions could produce a different value. The agreed value could be challenged in a future proceeding by a creditor, a taxing authority, or another adverse party, and an adjustment to the value could have collateral consequences for the Company and for GACW IP Holdings LLC.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>Dr. Zoltan Kemeny</td><td>45,460</td><td>Common Stock</td><td rowspan="2">26.29%</td></tr>
<tr><td>Dr. Zoltan Kemeny</td><td>5,735,568</td><td>Preferred Stock</td></tr>
</table>

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 681,413 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 15,691,393 outstanding.

Voting Rights

Holders of Common Stock are entitled to one vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The rights, preferences, and privileges of the Common Stock include the following:
Distribution and dividend rights: Holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available. The Preferred Stock has no dividend preference over the Common Stock.
Liquidation rights and preferences: Upon liquidation, dissolution, or winding up, holders of Common Stock and Preferred Stock share ratably in the assets available for distribution to stockholders. The Preferred Stock has no liquidation preference over the Common Stock.
Conversion rights: The Common Stock is not convertible into any other class of securities.
Preemptive rights, rights of first refusal, and drag-along/tag-along rights: Holders of Common Stock have no preemptive rights, and the Common Stock is not subject to redemption or sinking-fund provisions.
The total amount outstanding includes 60,000 shares to be issued pursuant to outstanding warrants, exercisable at $3.00 per share and expiring August 31, 2028.
The total amount outstanding includes 778,750 shares to be issued pursuant to stock options, reserved and/or issued under the 2020 Stock Option Plan, exercisable at $0.315 per share.

Voting Rights of Securities Sold in this Offering

Irrevocable Proxy.

(a) Grant of Proxy.

By executing the Subscription Agreement, Subscriber will irrevocably appoint the Chief Executive Officer of the Company, or such other officer or individual as may be designated from time to time by resolution of the Board of Directors (the "Proxy Holder"), acting at the direction of the Board of Directors, as Subscriber's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all shares of the Company's securities acquired by Subscriber pursuant to the Subscription Agreement (the "Proxy Shares"). The Proxy Holder is authorized to vote the Proxy Shares at any annual or special meeting of shareholders of the Company, and in any action by written consent of shareholders, on all matters submitted to a vote of shareholders, including, without limitation, the election or removal of directors, the approval of mergers, acquisitions, recapitalizations, reorganizations, or other fundamental corporate transactions, amendments to the Articles of Incorporation or Bylaws of the Company, and any other matter requiring or permitted to be submitted to a vote of the shareholders under applicable law.

(b) Irrevocability; Proxy Coupled with an Interest.

This proxy is irrevocable and is coupled with an interest within the meaning of A.R.S. § 10-722, including, without limitation, the Company's interest in maintaining a centralized and efficient governance structure as a condition to issuing the Securities in a Regulation A offering, the Board of Directors' fiduciary obligations to all shareholders of the Company, and the Company's reliance on this proxy in accepting Subscriber's subscription and issuing the Securities. Subscriber acknowledges and agrees that the issuance of the Securities to Subscriber constitutes adequate and sufficient consideration for the grant of this proxy, and that the Company would not issue the Securities absent Subscriber's agreement to grant this proxy.

(c) Duration.

This proxy shall remain in full force and effect for so long as Subscriber holds any Securities, and shall automatically terminate upon the earliest to occur of: (i) a Qualified IPO of the Company, (ii) a Change of Control of the Company, or (iii) the listing of the Company's common stock on a national securities exchange.

(d) Definitions.

For purposes of this Section 10:

"Qualified IPO" means the closing of an underwritten public offering of the Company's common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in aggregate gross proceeds to the Company of at least Ten Million Dollars ($10,000,000).

"Change of Control" means (i) the acquisition by any person or group of persons (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) of beneficial ownership of more than fifty percent (50%) of the outstanding voting securities of the Company, (ii) the sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company, or (iii) the consummation of a merger, consolidation, or similar transaction following which the shareholders of the Company immediately prior to such transaction hold less than fifty percent (50%) of the voting power of the surviving or resulting entity.

(e) Transferees Bound.

Subscriber agrees that any transferee of the Securities shall be bound by the terms of this proxy as a condition to the Company's recognition of such transfer. The Company shall have no obligation to recognize any transfer of the Securities unless and until the proposed transferee executes and delivers to the Company a written agreement, in form satisfactory to the Company, agreeing to be bound by this proxy. Subscriber agrees not to transfer any Securities unless such condition is satisfied.

(f) Contractual Nature.

Subscriber acknowledges that this proxy is a contractual arrangement entered into as a condition of the purchase of the Securities. The parties intend this proxy to be enforceable as a binding contractual obligation of Subscriber, and Subscriber agrees that this proxy shall be specifically enforceable against Subscriber. Subscriber further acknowledges that the Company is entering into this Subscription Agreement and issuing the Securities in reliance upon Subscriber's grant of this proxy.

(g) Waiver of Voting and Revocation Rights.

To the fullest extent permitted by applicable law, Subscriber hereby expressly waives any statutory or common-law right to revoke this proxy, to vote the Securities directly, or to grant any proxy inconsistent with this proxy, except as expressly provided in subsection (c) above. This proxy shall be binding on Subscriber and Subscriber's heirs, legal representatives, successors, and permitted assigns.

(h) Fiduciary Duties.

Subscriber acknowledges and agrees that the Proxy Holder, acting at the direction of the Board of Directors, shall exercise the voting authority granted hereunder consistent with the Board of Directors' fiduciary duties to all shareholders of the Company as a whole, and not solely in the interest of any particular shareholder or group of shareholders. Subscriber understands that the Board of Directors, in exercising its fiduciary duties, may vote the Proxy Shares in a manner that Subscriber, if voting directly, might not choose, and Subscriber agrees to be bound by all such votes. Nothing in this proxy shall be construed to create any fiduciary duty of the Proxy Holder or the Board of Directors to Subscriber individually that is separate from or in addition to the fiduciary duties owed by the Board of Directors to all shareholders of the Company.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 9,400,000 outstanding.

Voting Rights

Holders of Preferred Stock are entitled to 1.25 votes per share. There is no cumulative voting for the election of directors.

Material Rights

The rights, preferences, and privileges of the Preferred Stock include the following:
Conversion rights: Each share of Preferred Stock is convertible, at the option of the holder, into 1.03 shares of Common Stock. There are no anti-dilution protections applicable to the conversion.
Distribution and dividend rights: The Preferred Stock has no dividend preference over the Common Stock and shares ratably with the Common Stock in any dividends declared.
Liquidation rights and preferences: The Preferred Stock has no liquidation preference over the Common Stock and shares

ratably with the Common Stock upon liquidation.
Preemptive rights, rights of first refusal, and drag-along/tag-along rights: The Preferred Stock has no redemption rights and no preemptive rights. The majority of the outstanding Preferred Stock is held by insiders of the Company.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,794,891.00
  Number of Securities Sold: 562,641
  Use of proceeds: Working capital and technology development.
  Date: May 13, 2024
  Offering exemption relied upon: Regulation Crowdfunding (Section 4(a)(6))

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,471,173.00
  Number of Securities Sold: 453,840
  Use of proceeds: Working capital and technology development.
  Date: May 31, 2025
  Offering exemption relied upon: Regulation Crowdfunding (Section 4(a)(6))

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,041,923.00
  Number of Securities Sold: 643,288
  Use of proceeds: Working capital and technology development.
  Date: November 11, 2025
  Offering exemption relied upon: Regulation Crowdfunding (Section 4(a)(6))

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,107,287.00
  Number of Securities Sold: 334,656
  Use of proceeds: Working capital and technology development.
  Date: April 01, 2026
  Offering exemption relied upon: Regulation Crowdfunding (Section 4(a)(6))

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $354,431.00
  Number of Securities Sold: 130,157
  Use of proceeds: Working capital and technology development.
  Date: December 31, 2025
  Offering exemption relied upon: Section 4(a)(2) and Rule 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: Working capital.
  Date: May 01, 2026
  Offering exemption relied upon: Section 4(a)(2) / Rule 506

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue
Revenue for fiscal year 2025 was $0 compared to $0 in fiscal year 2024.
The Company is a development-stage company and did not recognize revenue in either period. Since inception, the Company has received cumulative proceeds of approximately $1,800,000 through December 31, 2025 related to the construction and delivery of ASW prototypes, which were not recognized as revenue under the Company's revenue-recognition policies.
Cost of Sales
Cost of Sales for fiscal year 2025 was $0 compared to $0 in fiscal year 2024.
The Company had no product sales in either period.
Gross Margins
Gross margins for fiscal year 2025 was $0 compared to $0 in fiscal year 2024.
Gross margins are not meaningful for fiscal years 2025 and 2024 because the Company generated no revenue in either period.
Expenses
Operating expenses for fiscal year 2025 were $3,654,363 compared to $3,111,098 in fiscal year 2024.
The increase resulted primarily from higher stock-based compensation (up $449,246, largely from stock issued to the Chairman, Jan Lorant, and accruals for contractor services) and higher research and development expenses (up $106,808). Research and development expenses were $1,142,113 in 2025 compared to $1,035,305 in 2024, and interest expense was $137,436 in 2025 compared to $65,835 in 2024. The Company reported a net loss attributable to the controlling interest of $3,809,267 for fiscal year 2025 compared to $3,189,946 for fiscal year 2024.

Historical results and cash flows:

The Company is currently in the initial production stage and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company has not yet commenced commercial sales and expects to begin generating revenue as it transitions to commercial production through its Australian operating subsidiary. Past cash was primarily generated through equity investments (Regulation CF crowdfunding

campaigns and Rule 506(c) private placements) and loans from principals of the Company. Net cash used in operating activities was $1,882,973 in 2025 compared to $2,369,411 in 2024, and net cash provided by financing activities was $2,473,100 in 2025 compared to $3,046,725 in 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2025, the Company had capital resources available in the form of $243,027 in cash on hand (compared to $183,966 as of December 31, 2024), total current assets of $378,215, and unsecured loans from officers and directors. The Company's capital resources have consisted principally of shareholder and officer loans, Rule 506(c) private placements, and Regulation CF proceeds. Current liabilities were $4,341,338 and the total stockholders' deficit was $2,350,401 as of December 31, 2025.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support manufacturing, sales and distribution, patent expenses, research and development, general and administrative expenses, working capital, and repayment of certain indebtedness, as described under "Use of Proceeds."

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. The Company does not currently have sufficient cash to fund operations for the next twelve months without raising additional capital, and its auditor has expressed substantial doubt about its ability to continue as a going concern. If the maximum funding goal is raised, a substantial majority of the Company's currently available funds would be made up of funds raised from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises only the minimum offering amount of $19,987, those proceeds would fund operations for a very limited period, and the Company would remain dependent on other sources of financing, including shareholder loans, private placements, and its ongoing convertible note offering. This estimate is based on the Company's recent operating cash usage, which included expenses related to research and development, contractor and consulting fees, and general and administrative costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $2,691,581.35, those proceeds, together with the Company's other financing efforts, would extend the Company's operating runway. Given the Company's recent net losses and cash usage, however, the maximum amount alone would not be sufficient to fund operations through profitability, and the Company expects to require additional capital. This estimate is based on the Company's recent operating cash usage for research and development, contractor and consulting fees, and general and administrative costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including an ongoing offering of up to $1,500,000 in convertible promissory notes, potential future equity or debt financings, and potential strategic partnerships or licensing arrangements. There can be no assurance that any of these sources will be available on acceptable terms or at all.

Indebtedness

- Creditor: Dr. Zoltan Kemeny (Director, President, Treasurer)
  Amount Owed: $1,458,698.00
  Interest Rate: 6.0%
  Maturity Date: September 30, 2026

Unsecured. In May 2026, the Board approved a Settlement and Loan Restructuring Agreement with Dr. Kemeny settling an obligation of $1,475,000, comprising a repurchase of 350,000 shares of Common Stock at $1.50 per share ($525,000), two $50,000 cash payments, and an $850,000 restructured term loan at 4.0% per annum repayable in 60 monthly installments beginning June 30, 2026.

- Creditor: Jan Lorant (Chairman)
  Amount Owed: $546,124.00
  Interest Rate: 6.0%
  Maturity Date: September 30, 2026
  Unsecured.

- Creditor: Mark Keenan (Director)
  Amount Owed: $266,667.00
  Interest Rate: 6.0%
  Maturity Date: September 30, 2026
  Unsecured. The aggregate principal plus accrued interest owed to these officers and directors was $2,271,489 as of December 31, 2025. As a subsequent event, in May 2026 the Company commenced an offering of up to $1,500,000 in convertible promissory notes bearing interest at 8% per annum, convertible at maturity (18 months) into Common Stock at $2.50 per share, of which $150,000 had been received.

Related Party Transactions

- Name of Person: Dr. Zoltan Kemeny
  Relationship to Company: Director, President, Treasurer, and significant stockholder
  Nature / amount of interest in the transaction: Unsecured loans to the Company ($1,458,698 principal plus accrued interest as of December 31, 2025) and a May 2026 Settlement and Loan Restructuring Agreement settling $1,475,000, including a 350,000-share repurchase at $1.50 per share and an $850,000 restructured term loan at 4.0%.
  Material Terms: 6.0% per annum (loans) and 4.0% per annum (restructured term loan); amounts due September 30, 2026 or per the restructuring schedule; unsecured.

- Name of Person: Jan Lorant
  Relationship to Company: Chairman and Secretary
  Nature / amount of interest in the transaction: Unsecured loans to the Company ($546,124 as of December 31, 2025) and the issuance of Common Stock to Mr. Lorant as compensation for his service as Chairman, which was the primary driver of the increase in stock-based compensation in 2025.
  Material Terms: Loans unsecured at 6.0% per annum, due September 30, 2026.

- Name of Person: Mark Keenan
  Relationship to Company: Director; manager of Wheels Investment, LLC
  Nature / amount of interest in the transaction: Unsecured loan to the Company ($266,667 as of December 31, 2025). Mr. Keenan exercises voting and investment power over the 3,865,544 shares of Common Stock held by Wheels Investment, LLC but is not its equity owner.
  Material Terms: Unsecured at 6.0% per annum, due September 30, 2026.

- Name of Entity: GACW IP Holdings LLC
  Names of 20% owners: GACW Incorporated (sole member)
  Relationship to Company: Wholly owned subsidiary
  Nature / amount of interest in the transaction: In April 2026, the Company assigned its patent portfolio and other intellectual property to GACW IP Holdings LLC as a capital contribution, and GACW IP Holdings LLC granted the Company an exclusive worldwide license back.
  Material Terms: Exclusive, worldwide, royalty-bearing license; part of the Company's April 2026 reorganization.

Valuation

Pre-Money Valuation: $99,111,002.35

Valuation Details: The pre-money valuation was determined internally by the Company. In establishing the valuation and the $3.95 per share price of the Common Stock offered in this offering, the Company considered its stage of development, its patent portfolio, the results of its field testing, its existing capital structure, and the pricing of its recent financing rounds. The valuation was not determined through a formal third-party appraisal. This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under

a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $19,987.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%
- Manufacturing of the ASW
  22.9%
  Fabrication and assembly of Air Suspension Wheel units through third-party manufacturing partners.
- Selling, General and Administrative
  22.9%
  General corporate, administrative, and selling expenses supporting operations.
- Loan Repayment
  14.6%
  Repayment of outstanding indebtedness, including officer and director loans.
- Patent Expenses
  10.5%
  Prosecution and maintenance of the patent portfolio held by GACW IP Holdings LLC.
- Working Capital
  9.2%
  General working capital to support ongoing operations.
- Establishment of Sales and Distribution Channels
  5.7%
  Development of the global distributor network through GACWheels Mining Pty Ltd.
- Research and Development
  5.7%
  Continued development, testing, and refinement of the ASW technology.

If we raise the over allotment amount of $2,691,581.35, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%
- Manufacturing of the ASW
  22.9%
  Fabrication and assembly of Air Suspension Wheel units through third-party manufacturing partners.
- Selling, General and Administrative
  22.9%
  General corporate, administrative, and selling expenses supporting operations.
- Loan Repayment
  14.6%
  Repayment of outstanding indebtedness, including officer and director loans.
- Patent Expenses
  10.5%
  Prosecution and maintenance of the patent portfolio held by GACW IP Holdings LLC.
- Working Capital
  9.2%
  General working capital to support ongoing operations.
- Establishment of Sales and Distribution Channels
  5.7%
  Development of the global distributor network through GACWheels Mining Pty Ltd.
- Research and Development
  5.7%
  Continued development, testing, and refinement of the ASW technology.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.globalaircylinderwheels.com/ (https://www.globalaircylinderwheels.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gacw

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR GACW Incorporated

[See attached]

GACW INCORPORATED AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

GACW INCORPORATED AND SUBSIDIARY
Table of Contents

DE LA HOZ, PEREZ & BARBEITO
CERTIFIED PUBLIC ACCOUNTANTS
2800 Ponce de Leon Blvd., Suite 1020
Coral Gables, FL 33134
P (305) 448-5585 | F (305) 448-7590

INDEPENDENT AUDITOR'S REPORT

To Board of Directors
GACW Incorporated and Subsidiary
Chandler, Arizona

Opinion

We have audited the consolidated financial statements of GACW Incorporated and Subsidiary (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations and other comprehensive loss, changes in stockholders' deficit, and cash flows for the years then ended and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated financial statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's has suffered recurring losses from operations and has net capital deficiency that raises substantial doubt about its ability to continue as going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

De La Hoz, Perez & Barbeito, PLLC

Coral Gables, Florida
June 5, 2026

DPB

GACW Incorporated and Subsidiary
Consolidated Balance Sheets
As of December 31,

	2025	2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 243,027	$ 183,966
Restricted cash	113,271	20,643
Prepaid expenses and other current assets	21,917	63,042
TOTAL CURRENT ASSETS	378,215	267,651
DUE FROM RELATED PARTIES	13,351	-
PROPERTY, PLANT AND EQUIPMENT, NET	32,444	34,853
INTANGIBLES, NET	1,566,927	1,188,143
TOTAL ASSETS	**$ 1,990,937**	**$ 1,490,647**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 940,428	$ 474,615
Due to officer - related party	9,421	8,956
Accrued interest - related party	156,488	59,331
Notes payable - related party	2,215,001	1,880,001
Customers deposits	1,020,000	850,000
TOTAL CURRENT LIABILITIES	4,341,338	3,272,903
COMMITMENTS AND CONTINGENCIES (NOTE 9)		
STOCKHOLDERS' DEFICIT		
Common stock, no par value - 20,000,000 shares authorized; 15,356,737 and 13,912,704 issued and outstanding, as of December 31, 2025 and 2024, respectively, net of issuance cost	14,524,257	11,295,290
Preferred stock, no par value - 10,000,000 shares authorized; 9,400,000 issued and outstanding.	-	-
Accumulated deficit	(16,896,104)	(13,086,837)
Accumulated other comprehensive income	29,203	16,910
Non-controlling deficit	(7,757)	(7,619)
TOTAL STOCKHOLDERS' DEFICIT	(2,350,401)	(1,782,256)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**$ 1,990,937**	**$ 1,490,647**

The accompanying notes are an integral part of these consolidated financial statements.

GACW Incorporated and Subsidiary
Consolidated Statements of Operations and Other Comprehensive Loss
For the Years Ended December 31,

	2025	2024
REVENUES:	$ -	$ -
COST OF SALES	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES:		
Advertising and marketing	7,130	6,027
Legal and professional	335,454	362,467
Selling, general and administrative	280,658	322,431
Payroll and related expenses	297,743	315,778
Stock-based compensation	903,469	454,223
Contractors	687,796	614,867
Research and development	1,142,113	1,035,305
TOTAL OPERATING EXPENSES	3,654,363	3,111,098
OPERATING LOSS	(3,654,363)	(3,111,098)
OTHER INCOME (EXPENSE), NET:		
Interest expense	(137,436)	(65,835)
Amortization expense	(39,658)	(30,004)
Depreciation expense	(22,213)	(1,896)
Other income	54,782	8,640
Foreign currency gain (loss)	(10,517)	9,850
TOTAL OTHER EXPENSE, NET	(155,042)	(79,245)
LOSS BEFORE INCOME TAXES	(3,809,405)	(3,190,343)
Provision for income taxes	-	-
NET LOSS	(3,809,405)	(3,190,343)
NET LOSS ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(138)	(397)
NET LOSS ATTRIBUTABLE TO THE CONTROLLING INTEREST	(3,809,267)	(3,189,946)
OTHER COMPREHENSIVE LOSS , NET OF TAX		
Foreign currency translation adjustment	12,293	(7,151)
TOTAL OTHER COMPREHENSIVE LOSS	**$ (3,796,974)**	**$ (3,197,097)**

The accompanying notes are an integral part of these consolidated financial statements.

GACW Incorporated and Subsidiary
Consolidated Statements of Changes in Stockholders' (Deficit)
For the Years Ended December 31, 2025 and 2024

	Common Stock,No Par Value Shares	Amount	Preferred Stock,No Par Value Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non-Controlling deficit	Total Stockholders' Deficit
Balance on January 1, 2024	13,148,301	$ 9,167,732	9,400,000	$ -	$ -	$ 24,061	$ (9,896,891)	$ (7,222)	$ (712,320)
Stock option expense	-	27,046	-	-	-	-	-	-	27,046
Common shares issued, net of issuance cost	610,210	1,673,335	-	-	-	-	-	-	1,673,335
Common shares issued as compensation	154,193	427,177	-	-	-	-	-	-	427,177
Foreign currency translation	-	-	-	-	-	(7,151)	-	-	(7,151)
Net loss	-	-	-	-	-	-	(3,189,946)	(397)	(3,190,343)
Balance on December 31, 2024	13,912,704	11,295,290	9,400,000	-	-	16,910	(13,086,837)	(7,619)	(1,782,256)
Common shares issued, net of issuance cost	1,237,648	2,138,100	-	-	-	-	-	-	2,138,100
Common shares issued as compensation	150,000	903,469	-	-	-	-	-	-	903,469
Common shares issued for exercise of warrants	4,000	10,000	-	-	-	-	-	-	10,000
Common shares issued in exchange for goods and services	52,385	177,398	-	-	-	-	-	-	177,398
Foreign currency translation	-	-	-	-	-	12,293	-	-	12,293
Net loss	-	-	-	-	-	-	(3,809,267)	(138)	(3,809,405)
Balance on December 31, 2025	**15,356,737**	**$ 14,524,257**	**9,400,000**	**$ -**	**$ -**	**$ 29,203**	**$ (16,896,104)**	**$ (7,757)**	**$ (2,350,401)**

The accompanying notes are an integral part of these consolidated financial statements.

GACW Incorporated and Subsidiary
Consolidated Statements of Cash Flows
For the Years Ended December 31,

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (3,809,405)	$ (3,190,343)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	21,812	1,896
Amortization of intangible asset	39,658	30,004
Common shares issued for warrants	10,000	-
Stock option expense	-	27,046
Stock based compensation	903,469	427,177
Common shares issued for goods and services	177,398	-
Changes in assets and liabilities:		
Accounts receivable	-	22,216
Prepaid expenses and other current assets	41,125	5,704
Accounts payable and accrued expenses	465,813	254,767
Customers deposits	170,000	-
Accrued interest	97,157	52,122
NET CASH USED IN OPERATING ACTIVITIES	(1,882,973)	(2,369,411)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(19,403)	(36,749)
Increase in patents	(418,442)	(509,720)
Net advances to officer	(12,886)	(740)
NET CASH USED IN INVESTING ACTIVITIES	(450,731)	(547,209)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	3,405,305	2,376,925
Stock offering costs	(1,267,205)	(703,590)
Repayment of convertible note - related party	-	(6,611)
Proceeds from notes payable - related parties	365,000	1,630,000
Repayments to notes payable - related parties	(30,000)	(249,999)
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,473,100	3,046,725
EFFECT OF FOREIGN CURRENCY TRANSLATION	12,293	(7,151)
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	151,689	122,954
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	204,609	81,655
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	**$ 356,298**	**$ 204,609**
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Interest paid - related party	**$ 234,593**	**$ 117,957**
Reconciliation of cash and restricted cash		
Cash	$ 243,027	$ 183,966
Restricted cash	113,271	20,643
	$ 356,298	**$ 204,609**

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF THE ORGANIZATION AND BUSINESS

GACW Incorporated ("Global Air Cylinder Wheels, Inc","GACW") was incorporated on November 26, 2019 under the laws of the State of Arizona, and is headquartered in Chandler, Arizona. GACW is an engineering company developing the suspension wheel for off the road mining vehicles. GACW has teamed up with experts in the field of suspension, steel manufacturing and treads and relies on over 200 years of combined engineering experience. The Air Suspension Wheel ® replaces rim, rubber tire and chain. It combines an inner steel hub with an outer steel drum, which are connected by twelve nitrogen filled cylinders and six oil dampers, providing suspension. It is designed to cope with up to 50% lateral side load, making it more stable and safer than rubber tires in sharp corners.

Canadian Air Cylinder Wheel ("CACW") was incorporated on December 23, 2019 in the Country of Canada. CACW is a subsidiary of the GACW and exists to provide operational support.

Going Concern and Management's Plan

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurrent losses since inception and may continue to do so before achieving positive working capital. Additionally, as of December 31, 2025, the Company had shareholders' deficit of approximately $2,300,000.

Management is currently in the process of continuing raising capital and plans to finance operations through crowdfunding campaigns and revenue-generating activities. During May 2025, the Company completed testing of the latest version of its air suspension wheel technology and identified certain design enhancements. The Company is currently finalizing an improved version of the product that addresses the issues identified during testing. Based on the preliminary test results, management believes the product has achieved minimum viable product status and anticipates commencing commercial operations during the fourth quarter of 2026.

Management has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Although management has taken various actions to alleviate that doubt, there still remains a significant amount of uncertainty as to the Company's ability to meet working capital needs and had income from operations. Their ability to continue as a going concern depends on their ability to generate future profits and/or to obtain the necessary financing to meet their obligations arising from normal business operations when they come due. No adjustments have been recorded within these consolidated financial statements as it relates to management's assessment of going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The accompanying consolidated financial statements present the financial position and results of operations of GACW and its 96% majority owned subsidiary CACW (together referred as the "Company"). The units of the minority owners of this subsidiary is presented as non-controlling interest in the accompanying consolidated financial statements. Intercompany accounts and transactions have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the consolidated balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could materially differ from those estimates.

Concentration of Risk

Business Risks

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Credit Risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash balances in excess of the Federal Deposit Insurance Corporation (“FDIC”) limit of $250,000 and accounts receivable.

For cash balances, the Company generally limits exposure by placing deposits with high quality financial institutions. However, at times, such cash balances may be in excess of insured amounts. The Company has not experienced any losses with respect to these deposits and management does not believe the Company is exposed to any significant credit risk with respect to these amounts.

Cash and Cash Equivalents

Cash is comprised of cash deposits in banks. The Company considers all highly liquid investments with an initial maturity of three months or less, at the time of purchase, to be cash equivalents. There were no highly liquid instruments as of December 31, 2025 and 2024.

Restricted Cash

Funds deposited and consisting of cash held by or on behalf of the Company as a result of collateral posting and other obligations with its counterparties and regulators.

Foreign Currency Translation

The financial position of CACW is measured using this entity's local currency, the Canadian Dollar, as the functional currency. Revenues and expenses of this entity have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are included in other comprehensive income (loss) and recorded directly as a separate component of stockholder’s equity in accumulated other comprehensive income (loss). As a result of foreign currency translation adjustments, there was a gain of $12,293 and a loss of $(7,151), respectively, during the years ended December 31, 2025 and 2024.

Property and Equipment, Net

Property and equipment are stated at cost and depreciated over the economic life of the respective asset using the straight-line method. Expenditures for maintenance and repairs are charged to income as incurred; replacements and betterments that extend the useful lives of the assets are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets

Intangible assets are comprised of Patents. Patents are recorded at cost and once issued, are amortized over the useful life of the patent, typically 17 years. Unissued patents are not amortized but reviewed annually for impairment. The Company utilize both qualitative and quantitative aspects to evaluate the impairment of the intangible assets if events or changes in circumstances indicate that the asset may be impaired. Management deemed there was no impairment as of and during the years ended December 31, 2025 and 2024.

Impairment of Long-Lived Assets

The Company assesses whether the recoverability of the carrying amount of long- lived assets used in operation whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A loss is recognized when expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset. The impairment loss is determined as the difference by which the carrying amount of the asset exceeds its fair value. As of December 31, 2025 and 2024, management does not believe that there are any factors or circumstances indicating impairment of any of its long-lived assets

Customers Deposits

Customers deposits represent amounts received in advance from customers for projects that have not yet been completed or delivered. These amounts are recorded as a liability until the performance obligation are satisfied, at which point revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers. Deposits are expected to be settled upon completion of wheels trials period and it could take over twelve months. As of December 31, 2025 and 2024, the Company had customers deposits of approximately $1,020,000 and $850,000, respectively.

Revenue Recognition

The Company is currently in research and development and is developing wheels into their final working conditions.

The Company will recognize revenue in accordance with Accounting Standards Codification 606: Revenue from Contracts with Customers ("ASC 606"). In accordance with ASC 606, revenue is recognized when the Company transfers the promised goods or services to a customer. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services to achieve this core principle, the Company applies the following five steps:

1. Identify the contract with a customer,
2. Identify the performance obligations in the contract,
3. Determine the transaction price,
4. Allocate the transaction price to performance obligations in the contract,
5. Recognized revenue when or as the Company satisfies a performance obligation.

Revenue will be recognized upon the transfer of control of promised goods or services to customers. Revenue consists of product sales of air suspension wheels. Revenue will be recognized when the items are delivered to customers. Customer payments are generally invoiced before delivery and charged prior to delivery. Revenue is recorded under income when all goods/services have been delivered to its customers. Revenue is presented net of returns and discounts.

Performance Obligations

The Company will earns revenue from the production and delivery of its wheels. This process will involve the manufacturing and delivery of the wheel and also providing the subsequent repair, enhancement and modifications necessary to bring the wheel to its final operating condition. Currently, the Company is in research and development and is developing wheels into their final working conditions. Since the Company is still in research and development, each sale of a wheel requires subsequent expenses to be incurred as needed to repair, enhance or modify the wheel until in its final operating form.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation

Stock-based compensation is accounted for in accordance with ASC 718, Compensation - Stock Compensation. The fair value of the non-qualified stock options is estimated on the date of grant using the Black-Scholes option-pricing model. Forfeitures are recognized as they occur. The Company recognizes compensation expense for graded vesting awards on a straight-line basis over the requisite service period for the entire award. See Note 7 for additional information regarding stock-based compensation.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standard Board ("FASB") ASC 740, which requires the use of the liability, method of accounting for income taxes. The Company recognizes deferred tax assets and liabilities based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured pursuant to tax laws using rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company has no material unrecognized tax benefits and no adjustments to their financial position, results of operations or cash flows as of December 31, 2025 and 2024. The Company's tax return for the years ended December 31, 2025, 2024, 2023 and 2022 remain subject to examination by Federal and state tax jurisdictions. No income tax returns are currently under examination by taxing authorities. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense. The Company did not have any accrued interest or penalties associated with uncertain tax positions as of December 31, 2025 and 2024.

The Company is expected to have net operating loss carryforwards that it can use to offset a certain amount of taxable income in the future. The resulting deferred tax assets will be offset by a valuation allowance due to the uncertainty of its realization. The primary difference between income tax expense attributable to continuing operations and the amount of income tax expense that would result from applying domestic federal statutory rates to income before taxes relates to the recognition of a valuation allowance for deferred income tax assets.

The Company operates internationally via its wholly owned subsidiary domiciled in Canada, CACW. CACW was organized as a corporation in Canada and is subject to income taxes there. For U.S. income tax purposes, CACW is treated as a partnership or as a disregarded entity as GACW has made a "check the box" election to treat it as a partnership or as a disregarded entity. Income taxes for CACW are not significant to the consolidated financial statements.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were $7,130 and $6,027 for the years ended December 31, 2025 and 2024, and are included in the general and administrative expense line item in the consolidated statements of operations.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs, contractor fees, prototype development, testing activities, engineering design, and other costs associated with the development and improvement of the Company's air suspension wheel technology. The Company is currently focused on the development, testing, and commercialization of its products, and accordingly incurs significant research and development expenditures in advance of generating revenue. Costs incurred in obtaining patents are capitalized as intangible assets and amortized over their estimated useful lives once the related patents are issued. Research and development expense totaled approximately $1,142,000 and $1,035,000 for the years ended December 31, 2025 and 2024, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Adopted Accounting Pronouncement

In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvement to Income Tax Disclosures. ASU 2023-09 sets forth specific categories for which disclosures associated with the rate reconciliation are required, and each category has varying degrees of qualitative and/or quantitative disclosure. Early adoption is permitted, but not prior to December 15, 2024. During 2025, the Company adopted the provisions of this updated accounting pronouncement prospectively. The adoption of this guidance did not have a significant impact on its consolidated financial statements.

Recently Issued but not yet Adopted Accounting Pronouncements

In July 2025, the FASB issued Accounting Standards Update (ASU) 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU introduces a practical expedient, applicable to all entities, permitting the assumption that current conditions as of the balance sheet date remain unchanged over the remaining life of current accounts receivable and current contract assets arising from transactions under ASC 606. These amendments will become effective for the Company for its annual reporting periods beginning with the Company's fiscal year 2026, including interim periods within those fiscal years, with early adoption permitted. The guidance is to be applied prospectively. The Company is currently evaluating the impact of ASU 2025-05 on its accounting estimates and allowance methodology. At this time, the Company has not yet determined the effect, if any, that adoption of this ASU will have on its consolidated financial position, results of operations, disclosures, or processes.

3. PROPERTY PLANT AND EQUIPMENT, NET

Property and equipment, net consists of the following as of December 31,

	2025	2024
Software	$ 61,610	$ 44,744
Computer	2,938	-
Accumulated Amortization	(32,104)	(9,891)
Property and equipment, Net	**$ 32,444**	**$ 34,853**

Depreciation and amortization expense for the year ended December 31, 2025 and 2024 totaled approximately $22,000 and $2,000, respectively.

4. INTANGIBLE ASSETS, NET

Intangibles, net consists of the following as of December 31,

Patents consist of the following on December 31:

	2025	2024
Patent Costs	$ 1,673,369	$ 1,254,928
Accumulated Amortization	(106,442)	(66,784)
Patent Costs, Net	**$ 1,566,927**	**$ 1,188,144**

4. INTANGIBLE ASSETS, NET (CONTINUED)

Amortization expense for the years ended December 31, 2025 and 2024 totaled approximately $40,000 and $30,000, respectively.

As of December 31, 2025, amortization expense related to intangible assets is expected to be:

Year		Amount	Weighted-Average Amortization Period (in years)
2026	$	45,819	
2027		45,819	
2028		45,819	
2029		45,819	
Thereafter		1,383,651	
Total	**$**	**1,566,927**	14.39

5. NOTES PAYABLES RELATED PARTIES

As of December 31, 2025 and 2024, the notes payables consist of the following:

	2025	2024
During 2023 and 2024, the Company entered into several unsecured notes payable with its CEO. The notes bear interest at a fixed rate of 6%. The notes matured from July 1, 2024 through November 30, 2025, but terms of the notes were subsequently amended and princial and interest are due on September 30, 2026.	$ 1,365,001	$ 1,130,001
During 2024, the Company entered into several unsecured notes payable with one of it's shareholder. The notes bear interest at a fixed rate of 6% and 7%. The notes matured on November 30, 2025, but terms of the note were subsequently amended and princial and interest are due on September 30, 2026.	250,000	250,000
On November 25, 2024, the Company entered into a $250,000 unsecured note payable with one of it's stockholders. The note bears interest at a fixed rate of 6%. The note matured on November 30, 2025, but terms of the note were subsequently amended and princial and interest are due on September 30, 2026.	500,000	500,000
On December 16, 2025, the Company entered into a $100,000 unsecured note payable with its shareholder. The note bears interest at a fixed rate of 6% and its convertible into shares of preferred stock held and owned by one of the Company's Board Members. Interest only is payable monthly. The note matures on September 30, 2026.	100,000	-
Total notes payable - related parties	**$ 2,215,001**	**$ 1,880,001**

These notes had a total approximately accrued interest of $156,000 and $59,000, as of December 31, 2025 and 2024, respectively.

For the years ended December 31, 2025 and 2024, interest expense relating to the notes payables related parties was approximately $137,000 and $66,000 and is included in the interest expense caption in the accompanying consolidated statements of operations and other comprehensive loss.

6. EQUITY

Common Stock

As of December 31, 2025 and 2024, the Company has 20,000,000 shares of no par value common stock authorized, with 15,356,737 and 13,912,704 shares issued and outstanding, respectively.

During 2025, the Company issued 1,237,648 shares of common stock for cash proceeds of $3,405,305 net of offering cost of $1,267,205. The Company also issued 311,706 shares of common stock as compensation for services valued at $903,469, of which 150,000 shares of common stock were issued and 161,706 are pending to be issued as of December 31, 2025. Additionally, the Company also issued 52,385 shares of common stock as compensation for goods and services valued at $177,398 and a warrant holder exercised 4,000 warrants valued at $10,000.

During 2024, the Company issued 610,210 shares of common stock for cash proceeds of $1,413,342 net of offering cost of $512,361. Additionally, the Company also issued 154,193 shares of common stock as payment for services valued at $427,177.

Preferred Stock

As of December 31, 2025 and 2024 the Company has 10,000,000 no par value preferred stock authorized, with 9,400,000 shares issued and outstanding.

Equity Incentive Plan

The Company has reserved 1,391,370 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2020 Stock Option Plan (SOP) and will be through 2030 duly adopted by the Board of Directors and approved by the Company stockholders (the "Stock Plans"). The Plans are designed to attract and retain personnel for positions at the Company. Under the plan, common stock shares may be purchased upon exercise of an option and the price will be determine by the committee but will not be less than 100% of the fair market value of a share of common stock on the date such option is granted. During the year ended December 31, 2025 and 2024, the Company did not issue any additional stock options. As of December 31, 2025 and 2024 there were vested stock options of 778,750 and 798,750, respectively.

The Company utilizes the Black Scholes option model to value the share price of the Company's common stock, which the Company uses to value the options issued. The Black Scholes option model resulted in stock-based compensation expense associated with vesting options of $27,046 as of December 31, 2024. As of December 31, 2025 there was no stock-based compensation expense associated with vesting options.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2024	798,750	$ 0.32	11.45
Granted	-	-	
Exercised	-	-	
Expired/cancelled	-	-	
Total options outstanding, December 31, 2024	798,750	0.32	9.45
Granted	-		
Exercised	-		
Expired/cancelled	(20,000)	1.75	
Total options outstanding, December 31, 2025	778,750	0.35	8.48
Options exercisable, December 31, 2025	778,750		

As of December 31, 2025 and 2024, all outstanding options were vested and the number of options still available for issuance under the plan is 756,924. The plan is for issuance up to 10% of the issued and outstanding shares. That equals 1,535,674 shares. Currently, there are 778,750 options outstanding.

7. RELATED PARTY TRANSACTIONS

The Company has a subsidiary, CACW based in Canada. To date there has been only operating expenses and intercompany contribution activity in the related subsidiary.

A Director of the Company is also the Wheels Investment, LLC managing member which would classify Wheels Investment, LLC as a related party.

As of December 31, 2025 and 2024, the Company was indebted to a related party for a total of $9,421 and $8,956, respectively. This loan amount is non-interest bearing and due upon demand.

8. INCOME TAXES

There were no provision for income tax (expense) benefits for the years ended December 31, 2025 and 2024.

A reconciliation of the statutory federal income tax at a rate of 21% to the income tax expense included in the consolidated statements of operations is as follows for 2025 and 2024, respectively.

	2025	2024
Federal Statutory Rate	21.00%	21.00%
Valuation Allowance	-20.96%	-20.96%
Other	-0.04%	-0.04%
Effective Tax Rate	0.00%	0.04%

The provision for income taxes differs from that computed by applying statutory rates to income before taxes primarily due to the effects of the valuation allowance, refundable state tax credit, non-refundable state tax credits, and non-deductible items.

The components of the net deferred tax liability consist of the following as of December 31, 2025 and 2024, respectively:

	2025	2024
Deferred tax assets		
Net operating loss	$ 2,450,680	$ 1,824,170
Research and development	395,810	248,300
Depreciation	420	200
Other	214,200	178,500
Gross deferred tax assets	3,061,110	2,251,170
Valuation allowance	(2,979,000)	(2,173,000)
Deferred tax assets	82,110	78,170
Deferred tax liabilities		
Intangibles	$ (82,110)	$ (78,170)
Deferred tax liabilities	(82,110)	(78,170)
Net deferred tax liability	$ -	$ -

8. INCOME TAXES (CONTINUED)

As of December 31, 2025, the Company had federal net operating loss (NOL) carryforwards of approximately $11,670,000 which carryforward indefinitely, but limited to 80% utilization. At December 31, 2025, the Company had state net operating loss (NOL) carryforward of approximately $11,668,000 which begin to expire in 2035. At December 31, 2025, the Company had no federal research and development credit carryforwards due to the election of the payroll tax credit. The Company has State research and development carryforwards of $32,927 which will expire in 2036. Sections 382 and 383 of the Internal Revenue Code of 1986 subject the future utilization of net operating losses and certain other tax attributes, such as research and experimental tax credits, to an annual limitation in the event of certain ownership changes, as defined. The Company may be subject to the net operating loss utilization provision of Section 382 of the Internal Revenue Code. The effect of an ownership change would be the imposition of an annual limitation of the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends on the value of the Company immediately before the change, changes to the Company's capital structure during a specified period prior to the change, and the federal published interest rate. Although the Company has not completed an analysis under Section 382 of the Code.

The calculation and assessment of the Company's tax exposures generally involve the uncertainties in the application of complex tax laws and regulations for federal and state jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, on the basis of the technical merits. As of December 31, 2025, the Company has not recorded any liabilities related to uncertain tax positions in its financial statements. Similarly, the Company has not accrued any interest and penalties related to uncertain tax positions as of December 31, 2025. The Company recognizes accrued interest and penalties, if any, related to uncertain tax positions in tax expense in its financial statements.

9. COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be subject to claims encountered in the normal course of business. In the opinion of management, the resolution of such claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

10. SUBSEQUENT EVENT

In preparing the consolidated financial statements, management has evaluated events and transactions for potential recognition or disclosure through June 5, 2026 which is the date the consolidated financial statements were available to be issued.

On January 2026 the Company opened issuance a regulation crowdfunding campaign which closed in April 2026, and raised a total of $1,107,287 from the sale of 334,656 of the Company's common stock.

In May of 2026, the Company opened a round of investment with a max investment of $1,500,000 in convertible notes. These notes accrue interest at 8% and all outstanding principal and accrued interest will be payable at the holder's option in either cash or shares of the Company's common stock at a conversion price of $2.50 per share ("Conversion Price") in 18 months from the date of each note, unless previously converted into shares of the Company's common stock at the Conversion Price under the terms of the note. The Company has received a total of $150,000 in investments.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION **INVESTING FAQS** Add to Watchlist

INVEST IN GLOBAL AIR CYLINDER WHEELS (GACW) · BIOTECHNOLOGY

DISRUPTING A $5 BILLION MARKET:

ONE WHEEL DESIGNED FOR THE LIFE OF THE MINING TRUCK

GACW has developed the Air Suspension Wheel (ASW): a patent-protected, non-pneumatic mechanical wheel engineered to replace the rubber mining tire and last the operational lifetime of the haul truck. Durable, safer for workers, 100% recyclable. The ASW was recognized as one of TIME's Best Inventions of 2023.

GET EQUITY

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


There's a re
ity problem.

RAISED $393,370

GET EQUITY
$3.95 Per Share

PREVIOUSLY CROWDFUNDED
$10,586,801.48

RAISED	INVESTORS
$393,370.04	144

MIN INVEST	VALUATION
$497.70	$99.11M

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REASONS TO INVEST

01

A $5 BILLION MARKET WITH A RUBBER RELIABILITY PROBLEM: Mining companies can spend $750M on tires over the lifetime of a 150-vehicle fleet. Worse, overheating, punctures, and blowouts cause unscheduled downtime that halts production and puts workers at risk. Traditional rubber tires are expensive, dangerous, and nearly impossible to recycle.

02

We have moved beyond R&D. Since 2015, we have generated $3.2M in proceeds*, signed 4 major contracts, and successfully tested 56 wheels in actual mining operations. Commercial launch is projected for 2026.** This momentum has translated into industry validation with us winning the **2026 People's Choice Safety Innovation Award.**

03

WHEELS-AS-A-SERVICE: A SCALABLE RECURRING REVENUE MODEL: GACW's Wheels-as-a-Service model charges operators a predictable subscription aligned with productive uptime. Technology protected by 13 USPTO and 57 international patents. Local manufacturing strategy insulates us from tariffs and supply chain volatility.

**Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes.*

***The Company is in the early stages of negotiating their first purchase orders.*

Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

GACW IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS

AS SEEN ON:

TIME · yahoo! finance · Mining. · CNBC · KINGSCROWD · GLOBAL MINING REVIEW · Mining Magazine

THE PITCH

Steel Wheels Built to Replace Mining Tires. Engineered for Reliability, Safety & Sustainability.

LASTS THE LIFE OF THE TRUCK | **PROTECTED, TESTED, AND POSITIONED TO SCALE** | **$262 BILLION GLOBAL OPPORTUNITY**


$5B ENTRY MARKET.
$262B GLOBAL OPPORTUNITY.
TARGETING THE $5B MINING TIRE SEGMENT
EXPANDING INTO THE $262B GLOBAL TIRE INDUSTRY
13 USPTO AND 57 INTERNATIONAL PATENTS
$3.2M IN SALES AND LICENSING EARNINGS
RECOGNIZED AS ONE OF TIME'S BEST INVENTIONS OF 2023

Traditional mining tires are mining's single biggest reliability problem and one of its most dangerous failure points. GACW developed the Air Suspension Wheel (ASW), a non-pneumatic mechanical steel wheel engineered to last the lifetime of the vehicle.*

The ASW is designed to deliver more uptime, a safer tire bay aligned with tightening regulation, and a stronger sustainability record. Combined with the Wheels-as-a-Service business model, GACW is positioned to offer mining operators something the rubber tire cannot: a wheel built for the entire operating life of the haul truck, delivered as a service.

With **13 USPTO and 57 international patents**, **$3.2M in sales and licensing earnings**, and recognition as one of TIME's Best Inventions of 2023, the traction of the ASW is tangible.




THE ECONOMICS
CONVERT VOLATILE CAPITAL EXPENSE INTO PREDICTABLE OPERATING COST.
DELIVER THE RELIABILITY, SAFETY, AND SUSTAINABILITY THAT MINING OPERATORS ARE UNDER GROWING PRESSURE TO ACHIEVE.

We are initially targeting the approximately $5B global mining tire market, where tire expenses, downtime, and safety risks are massive problems. Combined **with the WaaS business model, the ASW is designed to convert a volatile capital expense into a predictable operating cost** — and to deliver the kind of reliability, safety, and sustainability that mining operators are under growing pressure to achieve.

Beyond mining, we believe the ASW represents a fundamentally different approach to mobility, one that **could be applied across multiple heavy-duty and industrial segments within the $262B global tire market**, significantly expanding the long-term addressable opportunity.

** Actual performance and costs may vary based on operating conditions, usage, and adherence to recommended maintenance and inspection procedures.*

Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes.

The Company is in the early stages of negotiating their first purchase orders.

Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

THE PROBLEM

Mining Productivity Has a Rubber Reliability Problem

Haul trucks are the workhorses of every mining operation, and their single biggest point of failure is the tire. Pneumatic rubber tires in mining operations last only about 9 months on average under heavy use before they must be completely replaced. Tires fail catastrophically through punctures, blowouts, and thermal degradation, wounding and killing workers, destroying equipment, and shutting down production that can cost up to hundreds of thousands of dollars per hour.

And when those tires reach end-of-life, they become an environmental nightmare: very difficult and costly to recycle, they accumulate in toxic stockpiles that leach chemicals and pose extreme fire hazards.

THE OPERATIONAL AND FINANCIAL IMPACT

- Up to **$7M+ in tire costs** per CAT793 truck over its lifetime
- Up to **$750M total tire costs** for a typical 150-vehicle mining fleet

- Hundreds of thousands of dollars per hour lost when tire failures shut down production
- Millions in capital expenditure for specialized tire-changing equipment and facilities
- Full-time tire crews and massive inventory warehouses required
- Higher insurance premiums due to tire-related accident risks

THE HUMAN AND REGULATORY IMPACT

- Tire explosions wound and kill workers and cause equipment damage
- The tire bay is widely recognized as one of the most hazardous zones on a mine site
- Mining safety regulations continue to tighten across major jurisdictions, with rising enforcement, larger penalties, and stricter reporting requirements
- Operators are under growing pressure to reduce worker exposure to high risk tasks

THE ENVIRONMENTAL IMPACT

- Tires contribute an estimated 10% to 28% of microplastic waste reaching the world's oceans (National Geographic, 2019)
- Tires shed carcinogens and heavy metals that contaminate soil and water
- Nearly impossible to recycle —most end up in toxic stockpiles
- Tire dump fires burn for weeks, releasing toxic smoke across hundreds of miles
- Millions spent transporting waste tires to disposal facilities with no good solution


start engine
" The biggest thing is it SOLVES a big problem."
Kevin O'Leary

Statement from Kevin made during a StartEngine webinar on 08.25.25. Kevin was engaged as a paid spokesperson and received compensation for participation. Statement reflects his views as of that date only and does not constitute an endorsement or recommendation. Investors should not rely on this statement when making an investment decision.

THE SOLUTION

The Air Suspension Wheel (ASW): Engineered to Last the Lifetime of the Vehicle

The Air Suspension Wheel replaces pneumatic air pressure with a mechanical steel suspension system, designed to eliminate the fundamental flaws of rubber tires. The ASW is designed to last 10 to 15+ years, the entire operational life of the vehicle, with only periodic replacement of tread components.

INCREASING PRODUCTIVITY: More Uptime, Fewer Failures, Simpler Maintenance





The ASW is designed to eliminate downtime caused by tire overheating and blowouts, one of the leading sources of unscheduled maintenance on mining fleets. It is engineered for simpler maintenance, fewer consumable components, and reduced operational complexity. Potential fuel and hauling efficiency improvements are also under evaluation.

IMPROVING SAFETY:
Protecting Workers And Meeting Stricter Regulations



The ASW is non-pneumatic. No compressed air means no explosions. The blowouts that kill workers are physically impossible. Field testing has shown shorter braking distances and lower heat generation. By replacing the rubber tire with a mechanical steel wheel, the ASW is designed to reduce both the time workers spend in the tire bay and the incidents associated with tire handling, strengthening the operator's safety record and regulatory standing at the same time.

IMPROVING SUSTAINABILITY:
A Cleaner Operation And A Stronger License To Operate



Sustainability and ESG (Environmental, Social, Governance) performance now factor heavily into how mining companies are evaluated by investors, regulators, and host communities. The ASW is 100% recyclable steel—only worn tread bands are replaced, not entire wheels. A wheel built to last the vehicle's lifetime materially reduces tire waste and gives operators a credible answer to rising environmental scrutiny.

Proven in the World's Harshest Environments

9+ Years of Real-World Testing on 10 Vehicle Types in Active Mines since 2015.

12-25%	15-30%	−40°F
SHORTER BRAKING DISTANCE	LOWER HEAT GENERATION	VALIDATED IN EXTREME COLD





THE MARKET OPPORTUNITY

Huge Market Potential

INITIAL TARGET: MINING TIRE MARKET

$5 BILLION

The global mining tire market represents approximately $5 billion annually. There are roughly 47,000 mining vehicles operating globally, each requiring 6 tires that can cost up to $75,000 and last only about 9 months under heavy use.

ADJACENT MARKETS: OFF-THE-ROAD SEGMENT

$31 BILLION

Construction equipment, agricultural machinery, port handling, and industrial vehicles. Our expansion path is straightforward: establish a position in mining, then leverage that to enter adjacent segments.

LONG-TERM POTENTIAL: GLOBAL MARKET

$262 BILLION

The global tire and wheel market exceeds $262 billion annually. Applications that seem impractical today become viable tomorrow: long-haul trucking, military vehicles, emergency services.

BUSINESS MODEL

Wheels-as-a-Service:
A Recurring Model Built on Asset Ownership

Rather than selling wheels outright, GACW retains ownership of its Air Suspension Wheels and charges mining operators a monthly Wheels-as-a-Service (WaaS) subscription for their availability and authorized use over the operational life of the haul truck.

The model is designed to convert wheel supply from one-off equipment sales into long-duration, CPI-indexed recurring revenue, while preserving GACW's IP ownership and enabling each wheel to be refurbished and redeployed across multiple monetization cycles over its service life.

Two Terms Worth Defining For Investors

CAPEX

CAPITAL EXPENDITURE

Large, occasional spending on assets that last for many years. It is the kind of purchase that typically requires board or senior management approval and competes with other capital projects for funding.

OPEX

OPERATING EXPENDITURE

The everyday cost of running the business, including fuel, labor, and consumables. It is generally approved at the operational level without needing capital approval.

For mining operators, traditional OTR tire replacement sits awkwardly between the two: **too large to ignore, too recurring to be a true capital project, and too unpredictable to budget cleanly**. The WaaS model is designed to convert this volatile expense into a predictable OPEX line item, and to align GACW's revenue with each customer's productive uptime rather than with one-off equipment sales.

Two Forecasted Revenue Streams

39%

OF FORECASTED REVENUE*

Wheels-as-a-Service Subscriptions

Long-duration recurring revenue from monthly WaaS subscriptions, structured as CPI-indexed annuity cashflows over the operational life of each customer's haul truck.

61%

OF FORECASTED REVENUE*

Secondary Manufacturing Revenue

Manufacturing margin captured as ASWs are produced for WaaS fleet growth and as wheels are repeatedly refurbished and redeployed over a long service life. This is designed to enable multiple monetization cycles per asset while GACW retains ownership.

Projected Unit Economics Per Vehicle

Based on a 17-year vehicle lifespan with 6 wheels per vehicle, averaged across 6 different wheel sizes.

$6,271,209*	$3,695,193*
AVG. PROJECTED LIFETIME NET REVENUE TO GACW PER VEHICLE	AVG. PROJECTED LIFETIME GROSS MARGIN TO GACW PER VEHICLE

Distribution and Customer Pipeline

ASW components are manufactured by preferred partners and supplied to mining operators through a network of distributors. GACW is currently working with 7 of the top 10 global mining companies and 10 established engineering companies to advance commercial deployment.

**All projected revenue figures, revenue-mix percentages, and unit economics are management estimates only. Due to various risks and uncertainties, actual results may differ materially. These statements are based on current expectations and assumptions and should not be relied upon as guarantees of future performance.*



THE BOTTOM LINE

Mining Operators' Rubber Reliability Problem Now Has a Steel Solution

For a mining operator, the combined case is substantial. The Air Suspension Wheel is designed to deliver:

- **More uptime**
- **A safer tire bay** aligned with tightening regulation
- **A stronger sustainability record**
- **A predictable monthly subscription** that fits the operating budget without competing for capital approval.

> **The ASW is not built to improve on the rubber tire; it is engineered to replace it.**

Combined with the Wheels-as-a-Service business model, GACW is positioned to offer mining operators worldwide something the rubber tire cannot: a wheel built for the entire operating life of the haul truck, delivered as a service.

Traction and Financials

We've spent nearly a decade moving from initial concept to commercial readiness. We have real revenue from real customers, signed contracts, pending purchase orders, manufacturing partners ready to scale and the significant milestone of being awarded the **2026 People's Choice Safety Innovation Award.**

$3.2M
Proceeds Generated*

70
Patents Issued (13 USPTO & 57 International)

56
Wheels Deployed

4
Signed Contracts

$6M
Pending POs**

**Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes.*

INVEST TODAY

DISRUPTING A $5 BILLION MARKET: ONE WHEEL DESIGNED FOR THE LIFE OF THE MINING TRUCK

GACW has developed the Air Suspension Wheel (ASW): a patent-protected, non-pneumatic mechanical wheel engineered to replace the rubber mining tire and last the operational lifetime of the haul truck. **Durable, safer for workers, 100% recyclable**. The ASW was recognized as one of **TIME's Best Inventions** of 2023.


It's the tires.

INVEST TODAY

Through Crowdfunding Platform start engine

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

AS SEEN ON:

TIME | yahoo! finance | Mining. | CNBC | KINGSCROWD | GLOBAL MINING REVIEW | Mining Magazine

REASONS TO INVEST | THE PITCH | THE PROBLEM | THE SOLUTION | THE MARKET | TEAM | FINAL DETAILS

REASONS TO INVEST

A $5 BILLION MARKET WITH A RUBBER RELIABILITY PROBLEM


A MASSIVE MARKET WITH
A MASSIVE PROBLEM

Mining companies can spend $750M on tires over the lifetime of a 150-vehicle fleet. Worse, overheating, punctures, and blowouts cause unscheduled downtime that halts production and puts workers at risk. Traditional rubber tires are expensive, dangerous, and nearly impossible to recycle.

REAL CUSTOMERS, REAL EARNINGS, REAL MOMENTUM


REAL CUSTOMERS,
REAL EARNINGS,
REAL MOMENTUM

We have moved beyond R&D. Since 2015, we have generated $3.2M in proceeds*, signed 4 major contracts, and successfully tested 56 wheels in actual mining operations. Commercial launch is projected for 2026.** This momentum has translated into industry validation with us winning the **2026 People's Choice Safety Innovation Award.**

WHEELS-AS-A-SERVICE: A SCALABLE RECURRING REVENUE MODEL


WHEELS-AS-A-SERVICE:
A SCALABLE RECURRING
REVENUE MODEL

GACW's Wheels-as-a-Service model charges operators a predictable subscription aligned with productive uptime. Technology protected by 13 USPTO and 57 international patents. Local manufacturing strategy insulates us from tariffs and supply chain volatility.

**Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes.*
***The Company is in the early stages of negotiating their first purchase orders.*
Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

THE PITCH

STEEL WHEELS BUILT TO REPLACE MINING TIRES. ENGINEERED FOR RELIABILITY, SAFETY & SUSTAINABILITY.

LASTS THE LIFE OF THE TRUCK

PROTECTED, TESTED, AND POSITIONED TO SCALE

$262 BILLION GLOBAL OPPORTUNITY

Traditional mining tires are mining's single biggest reliability problem and one of its most dangerous failure points. GACW developed the Air Suspension Wheel (ASW), a non-pneumatic mechanical steel wheel engineered to last the lifetime of the vehicle.*

The ASW is designed to deliver more uptime, a safer tire bay aligned with tightening regulation, and a stronger sustainability record. Combined with the Wheels-as-a-Service business model, GACW is positioned to offer mining operators something the rubber tire cannot: a wheel built for the entire operating life of the haul truck, delivered as a service.

With **13 USPTO and 57 international patents**, **$3.2M in sales and licensing earnings**, and recognition as one of TIME's Best Inventions of 2023, the traction of the ASW is tangible.



$5B ENTRY MARKET.
$262B GLOBAL OPPORTUNITY.
TARGETING THE $5B MINING TIRE SEGMENT
EXPANDING INTO THE $262B GLOBAL TIRE INDUSTRY

We are initially targeting the approximately $5B global mining tire market, where tire expenses, downtime, and safety risks are massive problems. Combined **with the WaaS business model, the ASW is designed to convert a volatile capital expense into a predictable operating cost** — and to deliver the kind of reliability, safety, and sustainability that mining operators are under growing pressure to achieve.

Beyond mining, we believe the ASW represents a fundamentally different approach to mobility, one that **could be applied across multiple heavy-duty and industrial segments within the $262B global tire market**, significantly expanding the long-term addressable opportunity.

** Actual performance and costs may vary based on operating conditions, usage, and adherence to recommended maintenance and inspection procedures.*

Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes. The Company is in the early stages of negotiating their first purchase orders. Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

THE PROBLEM

MINING PRODUCTIVITY HAS A RUBBER RELIABILITY PROBLEM

Haul trucks are the workhorses of every mining operation, and their single biggest point of failure is the tire. Pneumatic rubber tires in mining operations last only about 9 months on average under heavy use before they must be completely replaced. Tires fail catastrophically through punctures, blowouts, and thermal degradation, wounding and killing workers, destroying equipment, and shutting down production that can cost up to hundreds of thousands of dollars per hour.

And when those tires reach end-of-life, they become an environmental nightmare: very difficult and costly to recycle, they accumulate in toxic stockpiles that leach chemicals and pose extreme fire hazards.

THE OPERATIONAL AND FINANCIAL IMPACT

- Up to **$7M+ in tire costs** per CAT793 truck over its lifetime
- Up to **$750M total tire costs** for a typical 150-vehicle mining fleet
- Hundreds of thousands of dollars per hour lost when tire failures shut down production
- Millions in capital expenditure for specialized tire-changing equipment and facilities
- Full-time tire crews and massive inventory warehouses required
- Higher insurance premiums due to tire-related accident risks

THE HUMAN AND REGULATORY IMPACT

- Tire explosions wound and kill workers and cause equipment damage
- The tire bay is widely recognized as one of the most hazardous zones on a mine site
- Mining safety regulations continue to tighten across major jurisdictions, with rising enforcement, larger penalties, and stricter reporting requirements
- Operators are under growing pressure to reduce worker exposure to high risk tasks

THE ENVIRONMENTAL IMPACT

- Tires contribute an estimated 10% to 28% of microplastic waste reaching the world's oceans (National Geographic, 2019)
- Tires shed carcinogens and heavy metals that contaminate soil and water
- Nearly impossible to recycle — most end up in toxic stockpiles
- Tire dump fires burn for weeks, releasing toxic smoke across hundreds of miles
- Millions spent transporting waste tires to disposal facilities with no good solution


start engine

“ The biggest thing is it SOLVES a big problem.”

Kevin O’Leary

Statement from Kevin made during a StartEngine webinar on 08.25.25. Kevin was engaged as a paid spokesperson and received compensation for participation. Statement

reflects his views as of that date only and does not constitute an endorsement or recommendation. Investors should not rely on this statement when making an investment decision.

THE SOLUTION

THE AIR SUSPENSION WHEEL (ASW): ENGINEERED TO LAST THE LIFETIME OF THE VEHICLE.

The Air Suspension Wheel replaces pneumatic air pressure with a mechanical steel suspension system, designed to eliminate the fundamental flaws of rubber tires. The ASW is designed to last 10 to 15+ years, the entire operational life of the vehicle, with only periodic replacement of tread components.

INCREASING PRODUCTIVITY: More Uptime, Fewer Failures, Simpler Maintenance



The ASW is designed to eliminate downtime caused by tire overheating and blowouts, one of the leading sources of unscheduled maintenance on mining fleets. It is engineered for simpler maintenance, fewer consumable components, and reduced operational complexity. Potential fuel and hauling efficiency improvements are also under evaluation.

IMPROVING SAFETY: Protecting Workers And Meeting Stricter Regulations



The ASW is non-pneumatic. No compressed air means no explosions. The blowouts that kill workers are physically impossible. Field testing has shown shorter braking distances and lower heat generation. By replacing the rubber tire with a mechanical steel wheel, the ASW is designed to reduce both the time workers spend in the tire bay and the incidents associated with tire handling, strengthening the operator's safety record and regulatory standing at the same time.

IMPROVING SUSTAINABILITY: A Cleaner Operation And A Stronger License To Operate



Sustainability and ESG (Environmental, Social, Governance) performance now factor heavily into how mining companies are evaluated by investors, regulators, and host communities. The ASW is 100% recyclable steel—only worn tread bands are replaced, not entire wheels. A wheel built to last the vehicle's lifetime materially reduces tire waste and gives operators a credible answer to rising environmental scrutiny.

PROVEN IN THE WORLD'S HARSHEST ENVIRONMENTS

9+ Years of Real-World Testing on 10 Vehicle Types in Active Mines since 2015.

12-25%
SHORTER BRAKING DISTANCE

15-30%
LOWER HEAT GENERATION

-40°F
VALIDATED IN EXTREME COLD


50

The Company is in the early stages of negotiating their first purchase orders. Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

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THE MARKET OPPORTUNITY

HUGE MARKET POTENTIAL

INITIAL TARGET: MINING TIRE MARKET

$5B

The global mining tire market represents approximately $5 billion annually. There are roughly 47,000 mining vehicles operating globally, each requiring 6 tires that can cost up to $75,000 and last only about 9 months under heavy use.

ADJACENT MARKETS: OFF-THE-ROAD SEGMENT

$31B

Construction equipment, agricultural machinery, port handling, and industrial vehicles. Our expansion path is straightforward: establish a position in mining, then leverage that to enter adjacent segments.

LONG-TERM POTENTIAL: GLOBAL MARKET

$262B

The global tire and wheel market exceeds $262 billion annually. Applications that seem impractical today become viable tomorrow: long-haul trucking, military vehicles, emergency services.

BUSINESS MODEL

Wheels-as-a-Service: A Recurring Revenue Model Built on Asset Ownership

Rather than selling wheels outright, GACW retains ownership of its Air Suspension Wheels and charges mining operators a monthly **Wheels-as-a-Service (WaaS)** subscription for their availability and authorized use over the operational life of the haul truck.

The model is designed to convert wheel supply from one-off equipment sales into **long-duration, CPI-indexed recurring revenue**, while preserving GACW's IP ownership and enabling each wheel to be refurbished and redeployed across multiple monetization cycles over its service life.



TWO TERMS WORTH DEFINING FOR INVESTORS

CAPEX

CAPITAL EXPENDITURE

Large, occasional spending on assets that last for many years. It is the kind of purchase that typically requires board or senior management approval and competes with other capital projects for funding.

OPEX

OPERATING EXPENDITURE

The everyday cost of running the business, including fuel, labor, and consumables. It is generally approved at the operational level without needing capital approval.

For mining operators, traditional OTR tire replacement sits awkwardly between the two: too large to ignore, too recurring to be a true capital project, and too unpredictable to budget cleanly. The WaaS model is designed to convert this volatile expense into a predictable OPEX line item, and to align GACW's revenue with each customer's productive uptime rather than with one-off equipment sales.

TWO FORECASTED REVENUE STREAMS

39%

OF FORECASTED REVENUE*

Wheels-as-a-Service Subscriptions

Long-duration recurring revenue from monthly WaaS subscriptions, structured as CPI-indexed annuity cashflows over the operational life of each customer's haul truck.

61%

OF FORECASTED REVENUE*

Secondary Manufacturing Revenue

Manufacturing margin captured as ASWs are produced for WaaS fleet growth and as wheels are repeatedly refurbished and redeployed over a long service life. This is designed to enable multiple monetization cycles per asset while GACW retains ownership.


39%
61%
WAAS SUBSCRIPTIONS
SECONDARY MANUFACTURING

PROJECTED UNIT ECONOMICS PER VEHICLE

Based on a 17-year vehicle lifespan with 6 wheels per vehicle, averaged across 6 different wheel sizes.

$6,271,209*

AVG. PROJECTED LIFETIME NET REVENUE TO GACW PER VEHICLE

$3,695,193*

AVG. PROJECTED LIFETIME GROSS MARGIN TO GACW PER VEHICLE

**All projected revenue figures, revenue-mix percentages, and unit economics are management estimates only. Due to various risks and uncertainties, actual results may differ materially. These statements are based on current expectations and assumptions and should not be relied upon as guarantees of future performance.*

DISTRIBUTION AND CUSTOMER PIPELINE

ASW components are manufactured by preferred partners and supplied to mining operators through a network of distributors.



7/10

TOP GLOBAL MINING COMPANIES

GACW is currently working with 7 of the top 10 global mining companies to advance commercial deployment.

10

ESTABLISHED ENGINEERING COMPANIES

Partnered engineering firms supporting the path to commercial deployment across global mining operations.





THE BOTTOM LINE

Mining Operators' Rubber Reliability Problem Now Has a Steel Solution

For a mining operator, the combined case is substantial. The Air Suspension Wheel is designed to deliver:

- **More uptime** across the haul fleet
- **A safer tire bay** aligned with tightening regulation
- **A stronger sustainability record**
- **A predictable monthly subscription** that fits the operating budget without competing for capital approval

> "The ASW is not built to improve on the rubber tire; it is engineered to replace it.

Combined with the Wheels-as-a-Service business model, GACW is positioned to offer mining operators worldwide something the rubber tire cannot: **a wheel built for the entire operating life of the haul truck, delivered as a service.**

Traction and Financials

We've spent nearly a decade moving from initial concept to commercial readiness. We have real revenue from real customers, signed contracts, pending purchase orders, manufacturing partners ready to scale and the significant milestone of being awarded the **2026 People's Choice Safety Innovation Award.**

$3.2M	70	4	56	$6M
Proceeds Generated*	Patents Issued (13 USPTO & 57 International)	Signed Contracts	Wheels Deployed	Pending POs**



*Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes. **Purchase orders are non-binding indications of potential future business and are subject to change, cancellation, or non-fulfillment. There can be no assurance that any purchase order will result in completed sales or recognized revenue.

Path to Commercial Launch

Q2

- Grow engineering & ops team/Open Brisbane office
- Further mature subcomponents
- Attract capital partner for WaaS model
- Agent support network solidified

Q3

- Full commercial release wheels
- Start manufacturing first wheels

Q4

- Installation first sets of wheels
- Supply chain locked in distribution

*Statements made regarding future milestones are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

MEET THE TEAM

DRIVEN PROFESSIONALS



HARMEN VAN KAMP

CHIEF EXECUTIVE OFFICER (CEO), DIRECTOR, PRINCIPAL ACCOUNTING OFFICER

25+ years in sales across multiple industries. Extensive experience in engineering heavy complex sales cycles across the globe in 7 different countries. Multi-lingual and committed to replacing tires globally.



DR. ZOLTAN KEMENY

PRESIDENT, TREASURER, AND DIRECTOR

44+ years in R&D and engineering, with a strong track record of many patents. His vision for GACW was sparked a decade ago when he witnessed a tire dump fire, revealing the environmental hazards associated with rubber tires.



DARRYL CROWDER

CHIEF OPERATING OFFICER (COO)

30+ years in senior management in the heavy engineering, maintenance, manufacturing and mining services sectors. Significant experience in large scale project management in public and private sectors.









RODRIGO PINHEIRO

CHIEF TECHNICAL OFFICER (CTO)

30+ years in senior engineering roles working at General Motors, Sabo, and Arconic. Most recently VP of Engineering at Click Bond, a leading manufacturer of fasteners for a global client base.



JAN LORANT

CHAIRMAN OF THE BOARD OF DIRECTORS AND SECRETARY

Skilled at programming, design, site selection and implementation of technologically sophisticated buildings like Public Safety Answering Points (PSAP's), higher Ed facilities, and data centers.



MARK KEENAN

DIRECTOR

Founding partner of KHS&S (est. 1984), sharing a vision to create a company that was innovative, customer driven, hard-working and could anticipate and respond to changing industry trends.



JULIAN BALLATORE-SOUTH

SENIOR ENGINEER

10 years of engineering experience in aerospace, consumer products, and manufacturing, including roles at Click Bond, PanaVise, and Chromalloy Nevada. At Click Bond, Julian led the automation of adhesively bonded fastener installation using laser ablation and robotic adhesive application — a process later qualified into aerospace supply chains.



BERNIE CINCOTTA

WORKSHOP INTERFACE LEAD

An experienced **CAD Designer and Product Development Specialist** with a strong foundation in modern engineering software and hardware. With **over 40 years of hands-on experience** as a qualified fitter and turner, he brings deep technical knowledge and practical insight to every project.



AARON WOULFE

LOGISTICS AND SUPPLY CHAIN LEAD

Aaron Woulfe is a mining equipment, operations, and project delivery professional with a trade background and extensive experience across OEM assembly, global supply chains, logistics, and large scale project environments.



HEIDI CROWDER

ADMINISTRATION CONTROLLER OCOE

Heidi Crowder is an administration and HESQ professional supporting engineering

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The biggest thing is it solves a big problem. In the world's largest industrial operations, there is a financial black hole. It's not the engine. It's not the fuel. It's the tires. These rubber monsters are dangerous and expensive. A mining company can spend up to $750 million just on tires and maintenance over the lifetime of their trucks. Tires overheat, they explode, and they are the number one safety hazard for workers on site. It is also one of the most wasteful and dangerous corners of the industrial world. And we're planning on changing it.

Introducing the Air Suspension Wheel. Protected by over 75 issued patents and named one of TIME's Best Inventions of 2023. It's non-pneumatic, eliminating the risk of explosion. It's 100% recyclable. It's designed to last the lifetime of the vehicle and only requires minimum maintenance.

This isn't just a wheel. It's a smart business model. Unlike rubber tires that are scrapped, our wheel has replaceable treads. This creates a high-margin recurring revenue stream whilst possibly reducing related costs for mines by up to 58%

We are far past the concept stage. Our wheels are in real-world testing with major mining partners right now. We have generated over $3.2 million in proceeds to date, signed four commercial contracts, and built a high-valued pipeline. The demand is real.

The heavy lifting of research and development is behind us. We are now close to the tipping point, transitioning from a technology developer to a commercial OEM. We are raising capital to scale operations and prepare our commercial launch.

Join the thousands of investors that are already backing this revolution. Visit our StartEngine page and invest in GACW today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Corporations Division

Electronically Filed
Business ID: 23040629
Filing Number: 06252606470317
Filing Date: 06/25/2026
Effective Date: 06/25/2026

AMENDED AND RESTATED ARTICLES OF INCORPORATION

BUSINESS INFORMATION

Business Name:	GACW INCORPORATED
Business ID:	23040629
Business Type:	Domestic For-Profit Corporation
Character of Business:	541330-Engineering Services
Effective Date:	06/25/2026
Period of Duration:	Perpetual

AUTHORIZED SHARES

Share Class	Share Series	Authorized Shares	Issued Shares
Preferred Stock		10,000,000	
Common Stock		25,000,000.00	

STATUTORY AGENT INFORMATION

Statutory Agent Name:	ZOLTAN KEMENY
Physical Address:	5661 W Park Ave, CHANDLER, AZ, 85226, Maricopa, United States
Mailing Address:	5661 W PARK AVE, CHANDLER, AZ, 85226, Maricopa, United States

KNOWN PLACE OF BUSINESS

3100 West Ray Road, Suite 201, CHANDLER, AZ, 85226, Maricopa, United States

MAILING ADDRESS

3100 West Ray Road, Suite 201, CHANDLER, AZ, 85226, Maricopa, United States

PRINCIPAL INFORMATION

Director:	ZOLTAN KEMENY 5661 W Park Ave, CHANDLER, AZ, 85226, Maricopa, United States
Treasurer:	ZOLTAN KEMENY 5661 W Park Ave, CHANDLER, AZ, 85226, Maricopa, United States
Director:	Harmen van Kamp 3100 West Ray Road, Suite 201, CHANDLER, AZ, 85226, Maricopa, United States
Director:	Jan Lorant 3100 West Ray Road, Suite 201, CHANDLER, AZ, 85226, Maricopa, United States
CEO (Chief Executive Officer):	Harmen van Kamp 3100 West Ray Road, Suite 201, CHANDLER, AZ, 85226, Maricopa, United

	States
Chairman of the Board of Directors:	Jan Lorant 3100 West Ray Road, Suite 201, CHANDLER, AZ, 85226, Maricopa, United States
President:	Zoltan Kemeny 3100 West Ray Road, Suite 201, CHANDLER, AZ, 85226, Maricopa, United States
Director:	Mark Keenan 1507 the Oaks Dr, Maitland, FL, 32751-4511, Orange, United States

ADOPTION DATE 06/25/2026

APPROVAL AND VOTING

Does the amendment provide for an exchange, reclassification or cancellation of issued shares? **No**

Approval Type:

Approved by Incorporators or board of directors without shareholder action, and shareholder approval was not required, or no shares have been issued: **Yes**

SIGNATURE & AFFIRMATION

I affirm, under penalty of perjury, that information provided is accurate to the best of my knowledge, and that I have authority to submit this filing.

CEO (Chief Executive Officer): Harmen van Kamp - 06/25/2026

THIRD AMENDMENT TO ARTICLES OF INCORPORATION OF

GACW INCORPORATED

WHEREAS, GACW Incorporated filed its Articles of Incorporation with the Arizona Corporation Commission on November 26, 2019, and was assigned Filing No. 19122709342670 (the "Corporation").

WHEREAS, the Corporation filed its First Amendment to Articles of Incorporation with the Arizona Corporation Commission on March 6, 2020.

WHEREAS, the Corporation filed its Second Amendment to Articles of Incorporation with the Arizona Corporation Commission on July 1, 2025.

WHEREAS, the Corporation desires to amend its Articles of Incorporation to increase the number of shares of common stock the Corporation is authorized to issue.

THEREFORE, the Corporation amends its Articles of Incorporation as follows:

3. Authorized Capital. The Corporation shall have the authority to issue 10,000,000 shares of preferred stock and 25,000,000 shares of common stock in such classes and with such voting rights as the Corporation deems appropriate. The preferred stock shall have the rights set forth in the Second Amendment to Articles of Incorporation filed July 1, 2025, which rights are incorporated herein by reference.

Principal Information as Required by the Arizona Corporation Commission is as follows:

Title	Name	Address	Email	Date Taking Office
Director	Zoltan Kemeny	5661 W Park Ave. Chandler, AZ 85226	zk@gacwheels.com	11/26/2019
Treasurer	Zoltan Kemeny	5661 W Park Ave	zk@gacwheels.com	11/26/2019
Director	Harmen van Kamp	3100 W Ray Rd. #201 Chandler, AZ 85226	hvk@gacwheels.com	7/1/2021
Director	Jan Lorant	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	10/1/2021
Director	Mark Keenan	1507 The Oaks Drive Maitland, FL 32751	zk@gacwheels.com	7/1/2021
CEO (Chief Executive Officer)	Harmen van Kamp	3100 W Ray Rd. #201 Chandler, AZ 85226	hvk@gacwheels.com	10/1/2024

Chairman of the Board of Directors	Jan Lorant	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	3/1/2023
President	Zoltan Kemeny	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	11/26/2019

Except as amended by this Third Amendment, Second Amendment and the First Amendment, the Corporation restates its Articles of Incorporation as if set forth in full herein. In the event of a conflict between the Articles of Incorporation, the First Amendment, the Second Amendment and this Third Amendment, the terms of this Third Amendment shall control.

Dated this 24th day of June 2026.

GACW Incorporated

By: ____________________

Harmen van Kamp

Its: Chief Executive Officer

SECOND AMENDMENT TO ARTICLES OF INCORPORATION OF

GACW INCORPORATED

WHEREAS, GACW Incorporated filed its Articles of Incorporation with the Arizona Corporation Commissions on November 26, 2019, and was assigned Filing No. 19122709342670 (the "Corporation").

WHEREAS, the Corporation filed its First Amendment to Articles of Incorporation with the Arizona Corporation Commission on March 6, 2020.

WHEREAS, the Corporation desires to amend its Articles of Incorporation to reflect certain voting rights and conversion rights of the preferred shares that were previously set forth in the bylaws and board of directors' resolutions of the Corporation and to update the current members of the Corporation's Board of Directors and to reflect certain officers of the Corporation.

THEREFORE, the Corporation amends its Articles of Incorporation as follows:

3. Authorized Capital. The Corporation shall have the authority to issue 10,000,000 shares of preferred stock and 20,000,000 shares of common stock in such classes and with such voting rights as the Corporation deems appropriate.

The preferred stock shall have the following rights:

(a) Voting Rights. Each share of preferred stock shall have voting rights equal to one and one-quarter (1.25) common shares. The holders of preferred stock shall vote together with the holders of common stock as a single class on all matters submitted to a vote of the shareholders.

(b) Conversion Rights. Each share of preferred stock shall have the right to convert into one and three-hundredths (1.03) common shares upon the occurrence of any of the following events: (i) the sale or merger of the Corporation, or (ii) an initial public offering of the Corporation's securities.

6. Board of Directors. The current board of directors of the Corporation consists of four (4) directors. The name and address of each person currently serving on the Corporation's board of directors until the next annual meeting of Shareholders or until his or her successor is elected and qualifies is

Zoltan Kemeny, 5661 West Park Avenue, Chandler, Arizona 85226

Harmen van Kamp, 3100 West Ray Road, Suite 201, Chandler, Arizona 85226

Jan Lorant, 3100 West Ray Road, Suite 201, Chandler, Arizona 85226

Mark Keenan, 1507 The Oaks Drive, Maitland, Florida 32751

Principal Information as Required by the Arizona Corporation Commission is as follows:

Title	Name	Address	Email	Date Taking Office
Director	Zoltan Kemeny	5661 W Park Ave. Chandler, AZ 85226	zk@gacwheels.com	
Treasurer	Zoltan Kemeny	5661 W Park Ave	zk@gacwheels.com	
Director	Harmen van Kamp	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	7/1/2021
Director	Jan Lorant	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	10/1/2021
Director	Mark Keenan	1507 The Oaks Drive Maitland, FL 32751	zk@gacwheels.com	7/1/2021
CEO (Chief Executive Officer)	Harmen van Kamp	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	10/1/2024
Chairman of the Board of Directors	Jan Lorant	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	3/1/2023
President	Zoltan Kemeny	3100 W Ray Rd. #201 Chandler, AZ 85226	zk@gacwheels.com	11/26/2019

Except as amended by this Second Amendment and the First Amendment, the Corporation restates its Articles of Incorporation as if set forth in full herein. In the event of a conflict between the Articles of Incorporation, the First Amendment, and this Second Amendment, the terms of this Second Amendment shall control.

Dated this 02 day of June 2025.

GACW Incorporated

By: ____________________

Harmen van Kamp

Its: Chief Executive Officer

Arizona Corporation Commission - RECEIVED: 3/6/2020
Arizona Corporation Commission - FILED: 3/6/2020
20030613086084

FIRST AMENDMENT TO ARTICLES OF INCORPORATION OF GACW INCORPORATED

WHEREAS, GACW, Incorporated filed its Articles of Incorporation with the Arizona Corporation Commissions on November 26, 2019, and was assigned Filing No. 19122709342670 (the "Corporation").

WHEREAS, the Corporation desires to amend its Articles of Incorporation.

THEREFORE, the Corporation amends its Articles of Incorporation as follows:

3. Authorized Capital. The Corporation shall have the authority to issue 10,000,000 shares of preferred stock and 20,000,000 shares of common stock in such classes and with such voting rights as the Corporation deems appropriate.

Except as amended by this First Amendment, the Corporation restates its Articles of Incorporation as if set forth in full herein. In the event of a conflict between the Articles of Incorporation and this First Amendment, the terms of this First Amendment shall control.

Dated this 2nd day of January 2020.

GACW Incorporated

By: ______________________
Zoltan Kemeny

Its: President

ARTICLES OF INCORPORATION OF GACW INCORPORATED

1. Name. The name of the Corporation is GACW Incorporated.

2. Initial Business. The Corporation initially intends to conduct the business of designing, developing, marketing, selling and financing of mechanical air suspension wheels and any or all related lawful business purposes for which corporations may be formed.

3. Authorized Capital. The Corporation shall have the authority to issue 10,000,000 shares of common stock and 10,000,000 shares of preferred stock in such classes as the Company deems appropriate.

4. Known Place of Business in Arizona. The street address of the known place of business of the Corporation is 3100 West Ray Road, Suite 201, Chandler, Arizona 85226

5. Statutory Agent in Arizona. The name and address of the statutory agent of the Corporation is Zoltan Kemeny, 5661 West Park Avenue, Chandler, Arizona 85226.

6. Board of Directors. The initial Board of Directors shall consist of two Director. The name and address of each person who is to serve as a Director until the first annual meeting of Shareholders or until his or her successor is elected and qualifies is:

   Zoltan Kemeny
   5661 West Park Avenue
   Chandler, Arizona 85226

   Maria Kemeny
   5661 West Park Avenue
   Chandler, Arizona 85226

   The number of persons to serve on the Board of Directors thereafter shall be fixed by the bylaws.

7. Incorporators. The names and addresses of the incorporator is Zoltan Kemeny, 5661 West Park Avenue, Chandler, Arizona 85226. All powers, duties and responsibilities of the incorporator shall cease at the time of delivery of these Articles of Incorporation to the Arizona Corporation Commission.

8. Indemnification of Officers, Directors, Employees and Agents. The Corporation shall indemnify any person who incurs expenses or liabilities by reason of the fact he or she is or was an Officer, Director, Employee or Agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, Employee or Agent of another corporation, partnership, joint venture, trust or other enterprise. This indemnification shall be mandatory in all circumstances in which indemnification is permitted by law.

9. Limitation of Liability. To the fullest extent permitted by the Arizona Revised Statutes, as the same exists or may hereafter be amended, a Director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for any action taken or any failure to take any action as a Director. No appeal, amendment or modification of this article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a Director of the Corporation occurring prior to such repeal, amendment or modification.

Executed this 20 day of September, 2019 by all of the Incorporators.

Zoltan Kemeny

ACCEPTANCE OF APPOINTMENT
BY STATUTORY AGENT

The undersigned hereby acknowledges and accepts the appointment as statutory agent of GACW Incorporated effective this 30 day of September, 2019.

Zoltan Kemeny
5661 West Park Avenue
Chandler, AZ 85226

RECEIVED

NOV 2 6 2019

ARIZONA CORP COMMISSION
CORPORATIONS DIVISION

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

CERTIFICATE OF DISCLOSURE

Read the Instructions C003i

1. **ENTITY NAME** – give the exact name of the corporation in Arizona:
   GACW Incorporated

2. **A.C.C. FILE NUMBER** (if already incorporated or registered in AZ):____________
   Find the A.C.C. file number on the upper corner of filed documents OR on our website at: http://www.azcc.gov/Divisions/Corporations

3. **Check only one of the following to indicate the type of Certificate:**
   - [X] Initial (accompanies formation or registration documents)
   - [ ] Annual (credit unions and loan companies only)
   - [ ] Supplemental to COD filed __________ (supplements a previously-filed Certificate of Disclosure)

4. FELONY/JUDGMENT QUESTIONS:

Has any person (a) who is currently an officer, director, trustee, or incorporator, or (b) who controls or holds over ten per cent of the issued and outstanding common shares or ten per cent of any other proprietary, beneficial or membership interest in the corporation been:

4.1	Convicted of a felony involving a transaction in securities, consumer fraud or antitrust in any state or federal jurisdiction within the five-year period immediately preceding the signing of this certificate?	☐ Yes	☒ No
4.2	Convicted of a felony, the essential elements of which consisted of fraud, misrepresentation, theft by false pretenses or restraint of trade or monopoly in any state or federal jurisdiction within the five-year period immediately preceding the signing of this certificate?	☐ Yes	☒ No
4.3	Subject to an injunction, judgment, decree or permanent order of any state or federal court entered within the five-year period immediately preceding the signing of this certificate, involving any of the following: a. The violation of fraud or registration provisions of the securities laws of that jurisdiction; b. The violation of the consumer fraud laws of that jurisdiction; c. The violation of the antitrust or restraint of trade laws of that jurisdiction?	☐ Yes	☒ No
4.4	If any of the answers to numbers 4.1, 4.2, or 4.3 are **YES**, you **MUST** complete and attach a Certificate of Disclosure Felony/Judgment Attachment form C004.		

5. BANKRUPTCY QUESTION:			
5.1	Has any person (a) who is currently an officer, director, trustee, incorporator, or (b) who controls or holds over twenty per cent of the issued and outstanding common shares or twenty per cent of any other proprietary, beneficial or membership interest in the corporation, served in any such capacity or held a twenty per cent interest in **any other corporation** (not the one filing this Certificate) on the bankruptcy or receivership **of the other corporation**?	☐ Yes	☒ No
5.2	If the answer to number 5.1 is **YES**, you **MUST** complete and attach a Certificate of Disclosure Bankruptcy Attachment form C005.		

IMPORTANT: If within 60 days of the delivery of this Certificate to the A.C.C. any person not included in this Certificate becomes an officer, director, trustee or person controlling or holding over ten per cent of the issued and outstanding shares or ten per cent of any other proprietary, beneficial or membership interest in the corporation, the corporation must submit a SUPPLEMENTAL Certificate providing information about that person, signed by all incorporators or by a duly elected and authorized officer.

SIGNATURE REQUIREMENTS:	
Initial Certificate of Disclosure:	This Certificate must be signed by all incorporators. If more space is needed, complete and attach an Incorporator Attachment form C084.
Foreign corporations:	This Certificate may be signed by a duly authorized officer or by the Chairman of the Board of Directors.
Credit Unions and Loan Companies:	This Certificate must be signed by any 2 officers or directors.

Zoltan A. Kemeny
Name
5661 W. Park Ave.
Address 1

Address 2
Chandler | AZ | 85226
City | State | Zip
Country

SIGNATURE – *see Instructions C003i:*

By typing or entering my name and checking the box marked "I accept" below, I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☒ I ACCEPT

Signature
Zoltan A. Kemeny
Printed Name | Date

REQUIRED – check only one:

☒ **Incorporator -** I am an incorporator of the corporation submitting this Certificate.
☐ **Officer -** I am an officer of the corporation submitting this Certificate
☐ **Chairman of the Board of Directors -** I am the Chairman of the Board of Directors of the corporation submitting this Certificate.
☐ **Director** – I am a Director of the credit union or loan company submitting this Certificate.

Name

Address 1

Address 2

City | State | Zip
Country

SIGNATURE – *see Instructions C003i:*

By typing or entering my name and checking the box marked "I accept" below, I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☐ I ACCEPT

Signature

Printed Name | Date

REQUIRED – check only one:

☐ **Incorporator -** I am an incorporator of the corporation submitting this Certificate.
☐ **Officer -** I am an officer of the corporation submitting this Certificate
☐ **Chairman of the Board of Directors -** I am the Chairman of the Board of Directors of the corporation submitting this Certificate.
☐ **Director** – I am a Director of the credit union or loan company submitting this Certificate.

Filing Fee: None All fees are nonrefundable - see Instructions.	Mail: Arizona Corporation Commission - Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax: 602-542-4100

Exhibit G to Form C

Test The Waters Materials

TESTING THE WATERS RESERVE NOW

INVEST IN GLOBAL AIR CYLINDER WHEELS (GACW) · BIOTECHNOLOGY

DISRUPTING A $5 BILLION MARKET:

ONE WHEEL DESIGNED FOR THE LIFE OF THE MINING TRUCK

GACW has developed the Air Suspension Wheel (ASW): a patent-protected, non-pneumatic mechanical wheel engineered to replace the rubber mining tire and last the operational lifetime of the haul truck. Durable, safer for workers, 100% recyclable. The ASW was recognized as one of TIME's Best Inventions of 2023.

Global Air Cylinder Wheels (GACW) offering image

RESERVED $391,776

RESERVE NOW

This Reg A+ Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

RESERVE NOW

PREVIOUSLY CROWDFUNDED

$10,586,801.48

RESERVED

$391,775.62

RESERVATIONS

143

REASONS TO INVEST

01 A $5 BILLION MARKET WITH A RUBBER RELIABILITY PROBLEM

Mining companies can spend $750M on tires over the lifetime of a 150-vehicle fleet. Worse, overheating, punctures, and blowouts cause unscheduled downtime that halts production and puts workers at risk. Traditional rubber tires are expensive, dangerous, and nearly impossible to recycle.

02 REAL CUSTOMERS, REAL EARNINGS, REAL MOMENTUM

We have moved beyond R&D. Since 2015, we have generated $3.2M in proceeds*, signed 4 major contracts, and successfully tested 56 wheels in actual mining operations. Commercial launch is projected for 2026.**

03 WHEELS-AS-A-SERVICE: A SCALABLE RECURRING REVENUE MODEL:

GACW's Wheels-as-a-Service model charges operators a predictable subscription aligned with productive uptime. Technology protected by 13 USPTO and 57 international patents. Local manufacturing strategy insulates us from tariffs and supply chain volatility.

**Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes.*

***The Company is in the early stages of negotiating their first purchase orders.*

Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

GACW IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES

NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

AS SEEN ON:

TIME yahoo! Mining CNBC KINGSCROWD GLOBAL MINING MiningMagazine

THE PITCH

Steel Wheels Built to Replace Mining Tires. Engineered for Reliability, Safety & Sustainability.

LASTS THE LIFE OF THE TRUCK | **PROTECTED, TESTED, AND POSITIONED TO SCALE** | **$262 BILLION GLOBAL OPPORTUNITY**


$5B ENTRY MARKET.
$262B GLOBAL OPPORTUNITY.
TARGETING THE $5B MINING TIRE SEGMENT
EXPANDING INTO THE $262B GLOBAL TIRE INDUSTRY
13 USPTO AND 57 INTERNATIONAL PATENTS
$3.2M IN SALES AND LICENSING EARNINGS
RECOGNIZED AS ONE OF TIME'S BEST INVENTIONS OF 2023

Traditional mining tires are mining's single biggest reliability problem and one of its most dangerous failure points. GACW developed the Air Suspension Wheel (ASW), a non-pneumatic mechanical steel wheel engineered to last the lifetime of the vehicle.*

The ASW is designed to deliver more uptime, a safer tire bay aligned with tightening regulation, and a stronger sustainability record. Combined with the Wheels-as-a-Service business model, GACW is positioned to offer mining operators something the rubber tire cannot: a wheel built for the entire operating life of the haul truck, delivered as a service.

With **13 USPTO and 57 international patents, $3.2M in sales and licensing earnings**, and recognition as one of TIME's Best Inventions of 2023, the traction of the ASW is tangible.


ASW CHANGES THE ECONOMICS
CONVERT VOLATILE CAPITAL EXPENSE INTO PREDICTABLE OPERATING COST.


DELIVER THE
RELIABILITY, SAFETY, AND SUSTAINABILITY
THAT MINING OPERATORS ARE UNDER GROWING PRESSURE TO ACHIEVE.

We are initially targeting the approximately $5B global mining tire market, where tire expenses, downtime, and safety risks are massive problems. Combined **with the WaaS business model, the ASW is designed to convert a volatile capital expense into a predictable operating cost** — and to deliver the kind of reliability, safety, and sustainability that mining operators are under growing pressure to achieve.

Beyond mining, we believe the ASW represents a fundamentally different approach to mobility, one that **could be applied across multiple heavy-duty and industrial segments within the $262B global tire market**, significantly expanding the long-term addressable opportunity.

** Actual performance and costs may vary based on operating conditions, usage, and adherence to recommended maintenance and inspection procedures.*

Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes.

The Company is in the early stages of negotiating their first purchase orders.

Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

THE PROBLEM

Mining Productivity Has a Rubber Reliability Problem

Haul trucks are the workhorses of every mining operation, and their single biggest point of failure is the tire. Pneumatic rubber tires in mining operations last only about 9 months on average under heavy use before they must be completely replaced. Tires fail catastrophically through punctures, blowouts, and thermal degradation, wounding and killing workers, destroying equipment, and shutting down production that can cost up to hundreds of thousands of dollars per hour.

And when those tires reach end-of-life, they become an environmental nightmare: very difficult and costly to recycle, they accumulate in toxic stockpiles that leach chemicals and pose extreme fire hazards.

THE OPERATIONAL AND FINANCIAL IMPACT

- Up to **$7M+ in tire costs** per CAT793 truck over its lifetime
- Up to **$750M total tire costs** for a typical 150-vehicle mining fleet
- Hundreds of thousands of dollars per hour lost when tire failures shut down production
- Millions in capital expenditure for specialized tire-changing equipment and facilities
- Full-time tire crews and massive inventory warehouses required
- Higher insurance premiums due to tire-related accident risks

THE HUMAN AND REGULATORY IMPACT

- Tire explosions wound and kill workers and cause equipment damage
- The tire bay is widely recognized as one of the most hazardous zones on a mine site
- Mining safety regulations continue to tighten across major jurisdictions, with rising enforcement, larger penalties, and stricter reporting requirements
- Operators are under growing pressure to reduce worker exposure to high risk tasks

THE ENVIRONMENTAL IMPACT

- Tires contribute an estimated 10% to 28% of microplastic waste reaching the world's oceans (National Geographic, 2019)
- Tires shed carcinogens and heavy metals that contaminate soil and water
- Nearly impossible to recycle —most end up in toxic stockpiles
- Tire dump fires burn for weeks, releasing toxic smoke across hundreds of miles
- Millions spent transporting waste tires to disposal facilities with no good solution



" The biggest thing is it SOLVES a big problem."

Kevin O'Leary

Statement from Kevin made during a StartEngine webinar on 08.25.25. Kevin was engaged as a paid spokesperson and received compensation for participation. Statement reflects his views as of that date only and does not constitute an endorsement or recommendation. Investors should not rely on this statement when making an investment decision.

THE SOLUTION

The Air Suspension Wheel (ASW): Engineered to Last the Lifetime of the Vehicle

The Air Suspension Wheel replaces pneumatic air pressure with a mechanical steel suspension system, designed to eliminate the fundamental flaws of rubber tires. The ASW is designed to last 10 to 15+ years, the entire operational life of the vehicle, with only periodic replacement of tread components.

INCREASING PRODUCTIVITY: More Uptime, Fewer Failures, Simpler Maintenance



The ASW is designed to eliminate downtime caused by tire overheating and blowouts, one of the leading sources of unscheduled maintenance on mining fleets. It is engineered for simpler maintenance, fewer consumable components, and reduced operational complexity. Potential fuel and hauling efficiency improvements are also under evaluation.

IMPROVING SAFETY: Protecting Workers And Meeting Stricter Regulations



The ASW is non-pneumatic. No compressed air means no explosions. The blowouts that kill workers are physically impossible. Field testing has shown shorter braking distances and lower heat generation. By replacing the rubber tire with a mechanical steel wheel, the ASW is designed to reduce both the time workers spend in the tire bay and the incidents associated with tire handling, strengthening the operator's safety record and regulatory standing at the same time.

IMPROVING SUSTAINABILITY:
A Cleaner Operation And A Stronger License To Operate



Sustainability and ESG (Environmental, Social, Governance) performance now factor heavily into how mining companies are evaluated by investors, regulators, and host communities. The ASW is 100% recyclable steel—only worn tread bands are replaced, not entire wheels. A wheel built to last the vehicle's lifetime materially reduces tire waste and gives operators a credible answer to rising environmental scrutiny.

Proven in the World's Harshest Environments

9+ Years of Real-World Testing on 10 Vehicle Types in Active Mines since 2015.

12-25%
SHORTER BRAKING DISTANCE

15-30%
LOWER HEAT GENERATION

-40˚F
VALIDATED IN EXTREME COLD



THE MARKET OPPORTUNITY

Huge Market Potential

INITIAL TARGET: MINING TIRE MARKET

$5 BILLION

The global mining tire market represents approximately $5 billion annually. There are roughly 47,000 mining vehicles operating globally, each requiring 6 tires that can cost up to $75,000 and last only about 9 months under heavy use.

ADJACENT MARKETS: OFF-THE-ROAD SEGMENT

$31 BILLION

Construction equipment, agricultural machinery, port handling, and industrial vehicles. Our expansion path is straightforward: establish a position in mining,

then leverage that to enter adjacent segments.

LONG-TERM POTENTIAL: GLOBAL MARKET

$262 BILLION

The global tire and wheel market exceeds $262 billion annually. Applications that seem impractical today become viable tomorrow: long-haul trucking, military vehicles, emergency services.

BUSINESS MODEL

Wheels-as-a-Service: A Recurring Model Built on Asset Ownership

Rather than selling wheels outright, GACW retains ownership of its Air Suspension Wheels and charges mining operators a monthly Wheels-as-a-Service (WaaS) subscription for their availability and authorized use over the operational life of the haul truck.

The model is designed to convert wheel supply from one-off equipment sales into long-duration, CPI-indexed recurring revenue, while preserving GACW's IP ownership and enabling each wheel to be refurbished and redeployed across multiple monetization cycles over its service life.

Two Terms Worth Defining For Investors

CAPEX

CAPITAL EXPENDITURE

Large, occasional spending on assets that last for many years. It is the kind of purchase that typically requires board or senior management approval and competes with other capital projects for funding.

OPEX

OPERATING EXPENDITURE

The everyday cost of running the business, including fuel, labor, and consumables. It is generally approved at the operational level without needing capital approval.

For mining operators, traditional OTR tire replacement sits awkwardly between the two: **too large to ignore, too recurring to be a true capital project, and too unpredictable to budget cleanly**. The WaaS model is designed to convert this volatile expense into a predictable OPEX line item, and to align GACW's revenue with each customer's productive uptime rather than with one-off equipment sales.

Two Forecasted Revenue Streams

39%

OF FORECASTED REVENUE*

Wheels-as-a-Service Subscriptions

Long-duration recurring revenue from monthly WaaS subscriptions, structured as CPI-indexed annuity cashflows over the operational life of each customer's haul truck.

61%

OF FORECASTED REVENUE*

Secondary Manufacturing Revenue

Manufacturing margin captured as ASWs are produced for WaaS fleet growth and as wheels are repeatedly refurbished and redeployed over a long service life. This is designed to enable multiple monetization cycles per asset while GACW retains ownership.

Projected Unit Economics Per Vehicle

Based on a 17-year vehicle lifespan with 6 wheels per vehicle, averaged across 6 different wheel sizes.

$6,271,209*

AVG. PROJECTED LIFETIME NET REVENUE TO GACW PER VEHICLE

$3,695,193*

AVG. PROJECTED LIFETIME GROSS MARGIN TO GACW PER VEHICLE

Distribution and Customer Pipeline

ASW components are manufactured by preferred partners and supplied to mining operators through a network of distributors. GACW is currently working with 7 of the top 10 global mining companies and 10 established engineering companies to advance commercial deployment.

**All projected revenue figures, revenue-mix percentages, and unit economics are management estimates only. Due to various risks and uncertainties, actual results may differ materially. These statements are based on current expectations and assumptions and should not be relied upon as guarantees of future performance.*



THE BOTTOM LINE

Mining Operators' Rubber Reliability Problem Now Has a Steel Solution

For a mining operator, the combined case is substantial. The Air Suspension Wheel is designed to deliver:

- **More uptime**

- **A safer tire bay** aligned with tightening regulation
- **A stronger sustainability record**
- **A predictable monthly subscription** that fits the operating budget without competing for capital approval.

> **The ASW is not built to improve on the rubber tire; it is engineered to replace it.**

Combined with the Wheels-as-a-Service business model, GACW is positioned to offer mining operators worldwide something the rubber tire cannot: a wheel built for the entire operating life of the haul truck, delivered as a service.

Traction and Financials

We've spent nearly a decade moving from initial concept to commercial readiness. We have real revenue from real customers, signed contracts, pending purchase orders, and manufacturing partners ready to scale. Mining companies are waiting for commercial availability.

$3.2M
Proceeds Generated*

70
Patents Issued (13 USPTO & 57 International)

56
Wheels Deployed

4
Signed Contracts

$6M
Pending POs**

**Proceeds received thus far are with respect to the construction and delivery of GACW wheel prototypes.*

***Purchase orders are non-binding indications of potential future business and are subject to change, cancellation, or non-fulfillment. There can be no assurance that any purchase order will result in completed sales or recognized revenue.*

Path to Commercial Launch

Q2

Grow engineering & ops team/Open Brisbane office
Further mature subcomponents
Attract capital partner for WaaS model
Agent support network solidified

Q3

Full commercial release wheels
Start manufacturing first wheels

Q4

Installation first sets of wheels
Supply chain locked in distribution

MEET THE TEAM

Driven Professionals



Harmen van Kamp
Chief Executive Officer (CEO) and Director
25+ years in sales across multiple industries. Extensive...
Show more



Dr. Zoltan Kemeny
President, Treasurer, and Director
44+ years in R&D and engineering, with a strong track record of man...
Show more



Darryl Crowder
Chief Operating Officer (COO)
30+ years in senior management in the heavy engineering,...
Show more



Rodrigo Pinheiro
Chief Technical Offic (CTO)
30+ years in senior engineering roles working at General Moto
Show more

WHY RESREVE

Reinventing the Wheel—with Real-World Momentum

- GACW's Air Suspension Wheel (ASW) has received third-party validation including recognition as a TIME Best Invention of 2023, Australia's Welding Award for Innovation, and features in CNBC's "America's Next Investment", "Mining International" and "Sustainability Magazine".
- The ASW is designed to address what mining operators identify as their top three priorities when evaluating tire purchases: operator safety, total cost of ownership (sourcing, maintenance, and disposal), and environmental impact (lifecycle management, sourcing logistics, and cost of recycling).
- To date, GACW has raised $11M+ through prior Reg CF rounds and private investors.
- This raise is intended to advance manufacturing, market entry, and licensing expansion.
- With 13 USPTO and 57 international patents, revenue from sales and licensing, and interest from global mining operators, the company believes it is positioned for broader market adoption.
- As the company moves toward commercial readiness, 2026 represents a key execution phase, and this offering is designed to support that next step.
- We believe the ASW, combined with the Wheels-as-a-Service business model, can meaningfully improve productivity, safety, and environmental performance in mining, with potential applications across broader mobility markets over time.
- GACW operates at the intersection of industrial productivity, worker safety, and environmental responsibility, three areas of increasing regulatory and investor scrutiny in mining.

Reinvent the wheel with us. Reserve today.

The mining industry is at a breaking point with traditional tires. GACW provides the only patented, tested, and revenue-generating solution that addresses Cost, Safety, and Sustainability simultaneously.

THE COMMERCIAL LAUNCH IS SET FOR 2026*.

JOIN US AS WE SCALE.

*Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

GACW IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

ABOUT

HEADQUARTERS

3100 West Ray Road, Suite 201
Chandler, AZ 85226

WEBSITE

globalaircylinderwheels.com ↗

GACW has developed the Air Suspension Wheel (ASW): a patent-protected, non-pneumatic mechanical wheel engineered to replace the rubber mining tire and last the operational lifetime of the haul truck. Durable, safer for workers, 100% recyclable. The ASW was recognized as one of TIME's Best Inventions of 2023.

ALL UPDATES


AUSTRALIAN LAW
NAMES ONE PERSON
FOR THE SAFETY OF A MINE SITE
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GACW
See How We Help

What Is a Site Senior Executive, and Why Their Recognition Matters

Australian mining law places safety in the hands of one named individual: the Site Senior Executive (SSE). Understanding this statutory role explains how new equipment reaches a mine site, and why an SSE's validation carries immense weight for Global Air Cylinder Wheels (GACW).

A Statutory Role with Direct Liability

Established by legislation such as Queensland's Coal Mining Safety and Health Act 1999,

the SSE is a legally mandated appointment formally notified to the state regulator [1]. Since November 2022, **Australian law requires the SSE to be a direct employee of the mine operator** (not an external contractor), ensuring accountability cannot be outsourced [1].

The SSE sits above all statutory managers on-site, and the law includes industrial manslaughter provisions that hold senior officers personally liable. Failure to maintain acceptable safety standards carries individual criminal penalties of up to 20 years in prison [1].



Legal Obligations Regarding Equipment

By law, the SSE is personally obligated to ensure that risk from all "plant" (machinery, vehicles, and wheels) remains at an acceptable level [1].

Because conventional pressurized mining tires inherently carry explosion and pressure hazards, **SSEs must constantly maintain, audit, and defend burdensome administrative controls,** such as strict exclusion zones, pressure monitoring routines, and specialized training.



Why the SSE Recognition Matters for GACW

In safety management, the hierarchy of controls prioritizes eliminating a hazard entirely over managing it through human-dependent procedures:

GACW's mechanical wheel technology eliminates the pressurized air hazard altogether because the failure modes are simply not there anymore.

In summary, the SSEs are the main players on site for safety issues, which makes their judgement on the ASW very in the potential adoption of it.





Reserve now to secure your 10% bonus. https://www.startengine.com/offering/gacw

How it works:

Reserve your investment now, before the round opens. Once the round is live and your investment is completed, the 10% bonus is applied automatically to your share allocation. Nothing further is required on your part after reserving.

This bonus applies only during the pre-reservation window and will not be available once the round is open.

DISCLAIMER:

*Dates are subject to change without notice.

GACW is testing the waters under Tier 2 of Regulation A. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever.

References

Coal Mining Safety and Health Act 1999 (Qld). https://www.legislation.qld.gov.au/view/whole/html/current/act-1999-039

Resources Safety & Health Queensland. (2022). Direct employment requirements for statutory safety roles in coal. https://www.rshq.qld.gov.au/about-us/what-we-do/direct-employment-amendment

09.04.26

GACW Wins People's Choice Safety Innovation Award!


GACW WINS THE 2026 PEOPLE'S
CHOICE SAFETY
INNOVATION AWARD
See Why the Industry Chose Us
GACW
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Every day...

VOTED BY THE PEOPLE WHO ANSWER FOR MINE SAFETY.

In our last update we covered GACW's presentation at the 37th Annual Queensland Mining Industry Health and Safety Conference, held on the Gold Coast in August 2026.

GACW won the People's Choice Safety Innovation Award, by a quite wide margin!!!

What this Award is

The Queensland Mining Industry Safety Innovation Award **recognises technology developed to make mining operations safer.** It is presented at QMIHSC, the mining industry's principal health and safety event in Queensland, Australia, which has run since 1993 and draws more than a thousand delegates.[1] [2] The conference is hosted jointly by the Queensland Government, the Queensland Resources Council, and the mining unions.





Entry is by abstract submission, and the field is narrowed twice. Many projects are submitted each year. Five are selected to present at the conference, each with ten minutes and five minutes of questions from the judging panel.[3] People's Choice is decided by the delegates themselves.[3]

Those delegates are the Site Senior Executives (SSE), safety and health representatives, engineers and **regulators who carry responsibility for keeping mine workers alive.** In Australian mining, these roles carry personal legal accountability.



This Is So Much More Than An Award

The people who voted understand what a catastrophic tire event causes, because they are the ones with the legal responsibility if one occurs.

A fatal event on a mine site does not only cost a life, as it also has costly financial implications. Production halts while the incident is investigated, and the site stays down until the regulator and the company are satisfied it is safe to resume operations. Add the equipment damage, the investigation, the legal exposure and the corrective work, and a single event runs into millions of dollars on top of the tragedy of the human life lost.

These are the delegates who voted for a wheel that eliminates the risks of the tire rather than managing it. The patented Air Suspension Wheel® is a mechanical wheel constructed primarily of steel with in-wheel pneumatic suspension. Without a pressurized bladder, the failure modes that make tire handling dangerous have no mechanism to occur.


2026
SAFETY INNOVATION
AWARD
PEOPLE'S CHOICE
2026
SAFETY
INNOVATION
AWARD
People's
Choice




y Ltd

This award may also have huge commercial implications because the same people that voted are central to how new technology gets approved and implemented on a mine site.

Review the investment opportunity on StartEngine here

https://www.startengine.com/offering/gacw

DISCLAIMER:

Dates are subject to change without notice. GACW is testing the waters under Tier 2 of Regulation A. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever.

*Statements regarding commercial discussions and their potential outcomes are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially. No assurance is given that any discussion will result in an agreement.

References

Queensland Mining Industry Health & Safety Conference. (2026). Welcome. https://www.qmihsconference.org.au/

Queensland Resources Council. (n.d.). Queensland Mining Industry Health and Safety Conference. Retrieved August 27, 2026, from https://www.qrc.org.au/events/signature/queensland-mining-industry-health-and-safety-conference/

Queensland Mining Industry Health & Safety Conference. (2026). Awards. https://www.qmihsconference.org.au/awards-2/

09.03.26

GACW at Australia's Mining Safety Conference


THE PEOPLE ACCOUNTABLE
FOR MINE SAFETY
WERE ALL IN ONE ROOM
See Why We Were There
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GACW

GACW attended the 37th Annual Queensland Mining Industry Health and Safety Conference, held on the Gold Coast in August 2026.

What the Conference Is

QMIHSC is the mining industry's principal health and safety event in Australia, running since 1993 and drawing more than a thousand delegates.[1 2] **It is hosted jointly by the Queensland Government,** the Queensland Resources Council, and the mining unions.



The people in the room are the ones who carry responsibility for safety on site: Site Senior Executives (SSE), safety and health representatives, engineers, and regulators. In Australian mining, these roles carry personal legal accountability, which is why the conference functions as a working forum on hazard elimination rather than an industry showcase.


OUR GREATEST
RESOURCE
OUR PEOPLE
QMIHSC 2026
KOMATSU
KOMATSU



What GACW Presented

GACW was one of the 5 selected innovations (from many submissions) to present the Air Suspension Wheel as a solution that removes a critical failure mode rather than managing it.

The pneumatic tire on a haul truck is a pressure vessel which stores energy, and when it fails, it expels tremendous amounts of energy in an explosion (violent rupture event). The tire bay is known to be the most hazardous areas on any mine site, and the controls built around it, from pressure monitoring to exclusion zones, exist to manage a hazard that cannot be removed while the compressed air is there.



The patented Air Suspension Wheel® is an airless mechanical wheel constructed primarily of steel with in-wheel pneumatic suspension. The ASW is not classified as a pressure vessel, so the failure modes that make tire handling dangerous are eliminated (GONE!).

What Happened After The Presentation

The reception from the crowd was very positive and in the next update, we will share a big milestone for GACW that happened during this conference!

Review the investment opportunity on StartEngine here

https://www.startengine.com/offering/gacw

DISCLAIMER:

Dates are subject to change without notice. GACW is testing the waters under Tier 2 of Regulation A. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever.

References

Queensland Mining Industry Health & Safety Conference. (2026). Welcome. https://www.qmihsconference.org.au/

Queensland Resources Council. (n.d.). Queensland Mining Industry Health and Safety Conference. Retrieved August 27, 2026, from https://www.qrc.org.au/events/signature/queensland-mining-industry-health-and-safety-conference/

09.02.26

AI Is Running Into a Mining Bottleneck


GACW
start engine
DATA CENTERS REQUIRE
60 TO 75 TONNES OF MINERALS


Read the Article

As Artificial Intelligence Expands, the Mining Industry Faces Increasing Pressure to Produce More With Existing Assets

Artificial intelligence is driving **one of the largest infrastructure investment cycles in modern history.** Technology companies are investing hundreds of billions of dollars into data centers, advanced computing systems, and supporting infrastructure required to train and operate increasingly capable AI models. Projects such as xAI's Colossus computing complex demonstrate the scale of this buildout, with facilities requiring enormous quantities of steel, copper, aluminum, and other critical minerals to construct and operate.

While most attention is focused on software and semiconductors, the physical reality is that **every new data center depends on raw materials that must first be mined, transported, processed, and delivered.** Industry estimates suggest that each megawatt of data-center capacity embeds approximately 60–75 metric tonnes of minerals and metals, primarily in power and cooling systems. As AI infrastructure continues to expand, demand for many of these materials is expected to rise alongside it.

The challenge is that increasing mineral production is far more difficult than increasing computing power. **Bringing a new mine from discovery to production commonly takes more than a decade,** while ore grades continue to decline across many major mining regions. Mining companies are therefore required to move significantly larger volumes of rock to produce the same quantity of finished material they could obtain in previous decades.

This creates an increasingly important reality for the mining industry. If demand for copper, steelmaking materials, nickel, and other resources continues to grow, **much of that demand must be met by mines that are already operating today.** Waiting for new mines to enter production is often measured in decades rather than years, which means existing operations must find ways to improve productivity using the assets they already own.

For many mines, **moving more material ultimately comes down to the performance of the haul truck fleet.** Purchasing additional trucks is expensive and often constrained by equipment availability, making improved utilization of existing fleets an attractive alternative. However, increasing payloads, operating speeds, and production targets places greater demands on one of the most heavily stressed components on the vehicle: the tire.

Modern ultra class haul trucks continue to rely on pneumatic rubber tires that support enormous loads through compressed air contained within a flexible rubber structure. As these tires operate under increasingly demanding conditions, the rubber continuously flexes and generates heat. **The greater the load and operating speed, the greater the heat that must be managed.** Consequently, the industry's efforts to move more material often encounter limitations that are directly related to tire performance, service life, maintenance costs, and safety considerations.

The financial burden is substantial. **Large mining tires can cost as much as $75,000 each and require multiple replacements throughout the operating life of a haul truck.** Because the tread and structural casing form a single integrated unit, the entire tire is typically discarded when the tread wears out. Over the life of a single truck, tire expenditures can reach millions of dollars while generating considerable waste and creating dependence on a constrained supply chain.



GACW developed **the Air Suspension Wheel (ASW) to address these challenges through a fundamentally different approach.** Rather than supporting load through a large rubber casing filled with compressed air, the ASW utilizes a patented mechanical wheel structure combined with an integrated air suspension system. Loads are transferred through engineered steel components rather than through the continuous deformation of large volumes of rubber.

By changing the way loads are carried and managed, **the ASW is designed to eliminate the**

By changing the way loads are carried and managed, **the ASW is designed to eliminate the heat build up that limits conventional tire performance while also removing the stored pneumatic energy associated with blowouts and explosive tire failures.** The wheel has also been engineered around a modular maintenance philosophy in which bolt on tread segments can be replaced independently while the reusable steel structure remains in service.



For investors, **the opportunity extends beyond a single product.** The global mining industry faces increasing pressure to deliver more materials to support artificial intelligence, electrification, industrial development, and population growth, yet it must do so while confronting longer mine development timelines, declining ore grades, rising operating costs, and growing expectations around safety and sustainability. We believe technologies that help operators move more material with existing assets address a challenge that is becoming increasingly important throughout the sector.

GACW is commercializing the ASW through its **Wheels as a Service (WaaS) business model, under which mining companies pay based on utilization rather than purchasing equipment outright.** Supported by more than 75 patents worldwide and currently undergoing field validation across four continents, the company is positioning itself at the intersection of two powerful global trends: growing demand for critical minerals and the mining industry's need to improve productivity without waiting decades for new sources of supply to emerge.

Every new AI data center ultimately depends on minerals that must first be extracted from the ground. As investment continues to flow into the infrastructure supporting artificial intelligence, the technologies that help mines produce these materials more efficiently may become an increasingly valuable part of the broader supply chain. GACW believes the Air Suspension Wheel was developed for precisely that moment.

Reserve for our Planned REG A+ and Receive a 10% Bonus here:

https://www.startengine.com/offering/gacw

How it works:

Reserve your investment now, before the round opens. Once the round is live and your investment is completed, the 10% bonus is applied automatically to your share allocation. Nothing further is required on your part after reserving.

This bonus applies only during the pre-reservation window and will not be available once the round is open.

DISCLAIMER:

Dates are subject to change without notice. GACW is testing the waters under tier 2 of regulation A. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever.

References

International Energy Agency. (2025). Global critical minerals outlook 2025. https://www.iea.org/reports/global-critical-minerals-outlook-2025/overview-of-outlook-for-key-minerals

MarketsandMarkets. (2025). OTR tires market size, share, analysis, report, 2032. https://www.marketsandmarkets.com/Market-Reports/otr-tire-market-205158802.html

MINING.COM. (2026, July 16). Acid test: IEA warns copper supply outlook has "worsened considerably." https://www.mining.com/acid-test-iea-warns-copper-supply-outlook-has-worsened-considerably/

World Economic Forum. (2025, December 10). Scaling metals to secure the data centre materials backbone. https://www.weforum.org/stories/2025/12/securing-data-centre-materials/

08.31.26

Dr. Zoltan Kemeny Named Emeritus Director


DR. ZOLTAN
KEMENY,
founder and inventor of
the Air Suspension Wheel,
NAMED
EMERITUS
DIRECTOR
start engine
GACW

Dr. Zoltan Kemeny, who invented the Air Suspension Wheel and founded GACW, has stepped back from his role as Chief Innovation Officer, a role now covered by Rodrigo Pinheiro, our CTO, and from daily management of the company. The Board has given him the additional honorary title of **Emeritus** Director.

He remains an active member of the Board of Directors and continues to serve as President.

What He Built

The Air Suspension Wheel began as a concept Dr. Kemeny sketched by hand and signed on a napkin. The images below show that original sketch alongside the full-scale engineered wheel it became.





The original concept for the Air Suspension Wheel, sketched by hand and signed by Dr. Zoltan Kemeny, alongside a full-scale engineered wheel

Between these two images lies the whole of the company's history, and the distance travelled between them is the measure of what one inventor's conviction can achieve.

His Continued Role

The Emeritus Director title recognises his place in its history, and he continues in his Board and President roles with the same close involvement in the business.

Releasing him from daily operational management lets him concentrate on the strategic and inventive work that has defined his contribution since the beginning.

The Board and the GACW team thank him for the ingenuity this company was built on, and for the counsel he continues to provide.

Reserve for our Planned REG A+ and Receive a 10% Bonus here:

https://www.startengine.com/offering/gacw

How it works:

Reserve your investment now, before the round opens. Once the round is live and your investment is completed, the 10% bonus is applied automatically to your share allocation. Nothing further is required on your part after reserving.

This bonus applies only during the pre-reservation window and will not be available once the round is open.

DISCLAIMER:

Dates are subject to change without notice. GACW is testing the waters under tier 2 of regulation A. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever.

Show More Updates

REWARDS

20% Bonus Share Cap

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

$790

TTW Reservations Bonus

If you previously reserved shares in this Reg A+ during the TTW phase, you are eligible for additional bonus shares.

Select

JOIN THE DISCUSSION

HH

What's on your mind?

0/2500

Post

PN **Philip Nacamuli**

21 days ago

Harman, Thanks for taking your valuable time in crafting a clear and concise response. Looking forward to the next round. Best Regards Phil

1 0

View 1 Reply

PN **Philip Nacamuli**

21 days ago

Harmen, Thank you for your reply and clarification, very much appreciated. I like the idea of ring-fencing and it is a good one if properly maintained. In my experience, ring-fencing fails where ...

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1 0

View 1 Reply

PN **Philip Nacamuli**

24 days ago

The entire patent portfolio is now held by GACW IP Holdings LLC in Wyoming and licensed back to GACW Inc. Who owns the LLC?

1 0

View 1 Reply

CW **Christopher Wilson**

1 month ago

I congratulate you on defining a revenue stream. So many companies on these sites have no idea how they will make money, much less how to sustain and maintain. I also congratulate you on bringing in ...

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1 0

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JO **Jerome O'Connor**

1 month ago

Please clarify how I can get the 10% bonus shares that were mentioned in your video update.

1 0

View 1 Reply

CW **Christopher Wilson**
1 month ago
I am confused about the rewards. I was a previous investor in the Reg A+, but it looks like I either get the $790 Reservation Bonus or the 20% Bonus Share Cap. Is that how works? Is it $790 worth of...
SHOW MORE
3 0
View 3 Replies

CM **Carlos Monge**
2 months ago
Is this common stock with no qualifiers?
1 0
View 1 Reply

RE **Roger Engle**
2 months ago
When will the stock be issued for purchases already made?
1 0
View 1 Reply

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